Filed Pursuant to Rule 424(b)(3)
Registration No. 333-174741

The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are part of an effective registration statement filed with the Securities and Exchange Commission. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities, and we are not soliciting an offer to buy these securities, in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JANUARY 30, 2012

Preliminary Prospectus Supplement

(To Prospectus dated June 15, 2011)

7,000,000 Shares

Rex Energy Corporation

Common Stock

We are offering 7,000,000 shares of our common stock, $0.001 par value per share.

Our common stock is listed on the NASDAQ Global Market under the symbol “REXX”. The last reported sale price of our common stock on the NASDAQ Global Market on January 27, 2012 was $10.72.

An investment in our common stock involves a high degree of risk. You should carefully consider the information under the headings “Risk Factors” and “Forward-Looking Statements” beginning on pages S-7 and S-22, respectively, of this prospectus supplement, and on pages 2 and 3, respectively, of the accompanying prospectus, as well as information contained in our filings made with the Securities and Exchange Commission, before investing in our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$

Underwriting discounts and commissions	$	$

Proceeds to us (before expenses)	$	$

We have granted the underwriters a 30-day option to purchase up to 1,050,000 additional shares of our common stock at the public offering price, less the underwriting discounts and commissions. If the underwriters exercise the option in full, the total underwriting discount will be $        , and the total proceeds to us before expenses will be $        .

KeyBanc Capital Markets Inc., on behalf of the underwriters, expects to deliver the shares of common stock on or about     , 2012.

KeyBanc Capital Markets

The date of this prospectus supplement is January     , 2012

The registration statement containing the prospectus, including the exhibits to the registration statement, provides additional information about us and the common stock. The registration statement, including the exhibits and the documents incorporated therein by reference, can be read on the Securities and Exchange Commission website at www.sec.gov or at the Securities and Exchange Commission offices described under the heading “Where You Can Find More Information.”

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering of common stock. The second part is the accompanying prospectus, which gives more general information, some of which may not apply to this offering of common stock. To the extent there is a conflict between the information contained in this prospectus supplement and the information contained in the accompanying prospectus, you should rely on the information in this prospectus supplement. You should read both this prospectus supplement and the accompanying prospectus together with additional information described below under the headings “Where You Can Find More Information” and “Incorporation by Reference of Certain Documents” beginning on pages S-23 and S-24, respectively.

You should rely only on the information contained or incorporated by reference in this prospectus supplement, the accompanying prospectus, and any free writing prospectus that we authorize to be distributed to you. We have not, and the underwriters have not, authorized anyone to provide you with different or inconsistent information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus, the documents incorporated by reference into this prospectus supplement and the accompanying prospectus, and any free writing prospectus is accurate only as of the date of those respective documents. Our business, financial condition, results of operations, and prospects may have changed since such dates.

Unless otherwise indicated, all references to “Rex Energy Corporation,” “Company,” “our,” “we,” “us,” and similar terms refer to Rex Energy Corporation and its subsidiaries.

See “Glossary of Oil and Natural Gas Terms” beginning on page S-40 of this prospectus supplement for abbreviations and definitions commonly used in the oil and natural gas industry that are used in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference.

Unless otherwise indicated, the information in this prospectus supplement assumes no exercise of the underwriters’ over-allotment option to purchase additional shares of our common stock.

S-ii

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights selected information contained elsewhere in this prospectus supplement, the accompanying prospectus, and the documents we incorporate by reference into this prospectus supplement and the accompanying prospectus. Because it is a summary, it does not contain all of the information that you should consider before investing in our common stock. You should read and carefully consider this entire prospectus supplement, the accompanying prospectus, and the documents we incorporate by reference herein before making an investment decision, especially the “Risk Factors” section beginning on page S-7 of this prospectus supplement and page 2 of the accompanying prospectus and our historical consolidated financial statements and the related notes thereto included in our Annual Report on Form 10-K for the year ended December 31, 2010 and in our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2011, June 30, 2011 and September 30, 2011.

Our Company

Rex Energy Corporation is an independent oil and gas company with operations focused on the Appalachian and Illinois Basins. We have implemented a balanced growth strategy of exploiting our sizeable inventory of lower risk developmental drilling locations, pursuing our higher potential exploration drilling prospects and actively seeking to acquire complementary oil and natural gas properties.

As of December 31, 2011, we held 162,155 gross (93,854 net) acres in the Appalachian Basin and 61,730 gross (34,959 net) acres in the Illinois Basin. Our Appalachian Basin activities include Marcellus Shale, Upper Devonian/Burkett and Utica Shale exploration and production projects. Our operations in the Appalachian Basin include drilling and development of liquids-rich prospects and currently include participation in a midstream joint venture for the operation and development of cryogenic processing plants to process a portion of our production from these areas. In the Illinois Basin, we are focused on the implementation of enhanced oil recovery on our properties as well as conventional oil production.

We are headquartered in State College, Pennsylvania, and have regional offices in Bridgeport, Illinois and Seven Fields, Pennsylvania.

Recent Developments

Estimated Proved Reserves

On January 17, 2012, we announced that our total estimated proved reserves for natural gas, crude oil and NGLs as of December 31, 2011 were 366.2 Bcfe, consisting of 8.2 MMBbls of crude oil, 7.1 MMBbls of NGLs and 274.3 Bcf of natural gas. As of December 31, 2011, 53% of our estimated proved reserves were classified as proved undeveloped, and we operated 73% of our estimated proved reserve base.

Estimated proved reserves in the Appalachian Basin as of December 31, 2011, which consist of 100% natural gas and NGLs, increased 107% from 2010 year-end estimates to 317.1 Bcfe. In the Illinois Basin, proved reserves as of December 31, 2011, which consist of 100% crude oil, increased to 8.2 MMBbls.

The present value of future net cash flows before income taxes and asset retirement obligations attributable to our proved reserves as of December 31, 2011, discounted at 10% (“PV-10”) totaled $539.6 million. PV-10 is a non-GAAP financial measure; please read footnote 1 to the table below for a reconciliation of PV-10 to the standardized measure of discounted future net cash flows, as defined by GAAP.

The commodity prices used in the estimate were based on the 12-month unweighted arithmetic average of the first-day-of-the-month prices for 2011. For crude oil and NGL volumes, the average West Texas Intermediate posted price of $92.71 per barrel was adjusted by lease for quality, transportation fees and regional price differentials. For natural gas volumes, the average Henry Hub spot price of $4.118 per MMBTU was adjusted by lease for energy content, transportation fees, and regional price differentials. All prices were held constant throughout the lives of the properties.

Our proved reserves estimates for all of our oil and gas properties in the Appalachian and Illinois Basins as of December 31, 2011 were prepared in accordance with the definitions and guidelines of the SEC by the independent reservoir engineering firm of Netherland, Sewell & Associates, Inc. (“Netherland”).

Estimated Proved Reserves as of December 31, 2011
Area	Oil (MBbls)	NGLs (MBbls)	Natural Gas (MMcf)	Total Natural Gas Equivalent (MMcfe)	% Oil & NGLs	% Proved Developed	PV-10(1) ($ in millions)
Appalachian Basin	—	7,134.8	274,292.3	317,101.1	13.5%	39.2%	$330.1
Illinois Basin	8,181.2	—	—	49,087.2	100.0%	100.0%	209.5

Total	8,181.2	7,134.8	274,292.3	366,188.3	25.1%	47.3%	$539.6

(1)	PV-10 represents the present value, discounted at 10% per annum, of estimated future net revenue before income tax and asset retirement obligations of our estimated proved reserves. PV-10 is a non-GAAP financial measure because it excludes the effects of income taxes and asset retirement obligations. We believe that PV-10 is a useful measure for evaluating the relative value of our oil and natural gas properties. We also believe that investors may use PV-10 as a basis for comparison of the relative size and value of our reserves to other companies. We use PV-10 as one measure of the value of our proved reserves and to compare relative values of proved reserves among exploration and production companies without regard to income taxes or asset retirement obligations. We also use this measure when assessing the potential return on investment related to our oil and natural gas properties. PV-10 should not be considered as an alternative to standardized measure of discounted future net cash flows as defined under GAAP. The following table shows the reconciliation of standardized measure of discounted future net cash flows to PV-10 as of December 31, 2011.

Reconciliation of Standardized Measure to PV-10 as of December 31, 2011
(in millions)
Standardized measure of discounted future net cash flow	$398.3
Effect of income taxes on future cash flow	123.5
Effect of abandonment liabilities on future cash flows	17.8

PV-10	$539.6

For purposes of this reconciliation, we have used preliminary estimates of the effect of future income taxes and asset retirement obligations. These preliminary estimates may be revised in connection with the preparation of our audited financial statements for the year ended December 31, 2011.

Preliminary Results For Year Ended December 31, 2011

Based upon our preliminary analysis, we estimate non-cash pre-tax impairment charges from continuing operations, which excludes the operating results from our Denver Julesburg Basin assets, of approximately $11.7 million and $14.6 million for the three and twelve months ended December 31, 2011, respectively. Approximately $11.6 million of the estimated pre-tax impairment expense for the fourth quarter of 2011 is related to the impairment of shallow conventional natural gas properties in the Appalachian Basin. When circumstances arise that indicate an asset may be impaired, we compare expected undiscounted future cash flows to the unamortized capitalized cost of the asset. If the future undiscounted cash flows, based on our estimate of future natural gas and oil prices, operating costs, anticipated production from proved reserves and other relevant data, are lower than the unamortized capitalized cost, the capitalized cost is reduced to fair value, and impairment expense is recorded. Fair value is calculated by discounting the future cash flows at an appropriate risk-adjusted discount rate.

In addition, we estimate that we have received net payments of $2.4 million and $6.9 million in relation to our commodity derivative instruments for the three and twelve months ended December 31, 2011, respectively. Based upon our preliminary results, unrealized gains associated with our commodity derivative instruments amounted to $3.7 million and $12.7 million for the three and twelve months ended December 31, 2011, respectively. None of our derivatives are designated for hedge accounting but are, to a degree, an economic offset to our oil and natural gas price exposure. We utilize the mark-to-market accounting method to account for these contracts. Derivative gains generally reflect lower oil and gas prices in the marketplace than what are in effect under the terms of the instrument.

The foregoing information and estimates have not been compiled or examined by our independent auditors and are subject to revision as we prepare our audited financial statements as of and for the year ended December 31, 2011. This information is not a comprehensive statement of our financial results for the year ended December 31, 2011, and our actual results may differ materially from these estimates as a result of the completion of our financial closing procedures, final adjustments and other developments arising between now and the time that our financial results for the year ended December 31, 2011 are finalized.

2012 Capital Budget

Our board of directors has approved a 2012 capital budget of approximately $190 million, of which approximately 89% is expected to be directed to the Appalachian Basin and approximately 11% is expected to be directed to the Illinois Basin. The following table shows the detailed allocation of the 2012 capital budget:

	Appalachia	Illinois	Total
	($ in millions)
Drilling & Exploitation	$150.0	$2.0	$152.0
Tertiary Recovery Projects	—	8.4	8.4
Facilities, Equipment, HS&E	4.1	10.7	14.8
Midstream	14.0	—	14.0
Corporate	—	—	0.5

Total	$168.1	$21.1	$189.7

Credit Facilities Update

On December 22, 2011, we entered into a second lien credit facility with KeyBank National Association (“KeyBank”), as administrative agent, Wells Fargo Bank, N.A., as syndication agent, UnionBanCal Equities, Inc. and SunTrust Bank, as co-documentation agents, and the lenders from time to time party thereto. The second lien credit facility provides for a $100.0 million senior secured second lien term loan facility, under which $50.0 million was initially made available to us and up to an additional $50.0 million of incremental borrowings may be available upon our request. The initial borrowings under the second lien credit facility mature on March 28, 2016.

In connection with entering into the second lien credit facility, we entered into an amendment to our Senior Credit Agreement that, among other things, allowed for the entry into the second lien credit facility and increased our borrowing base under our senior credit facility from $240.0 million to $255.0 million. As of December 31, 2011, we had approximately $225.0 million in total borrowings outstanding under our senior credit facility and second lien credit facility.

Operational Update

We serve as the operator of our Butler County, Pennsylvania properties. In 2011, we drilled 31 gross (19.8 net) wells, fracture stimulated 19 gross (12.5 net) wells and placed 21 gross (13.9 net) wells into service in this area. We currently have an inventory of 19 gross (12.2 net) wells drilled and awaiting completion and two gross (1.4 net) wells completed and awaiting pipeline infrastructure. We recently fracture stimulated three gross (1.3 net) wells on our seven-well Grosick pad and placed into service two (1.4 net) wells on our two-well McElhinney pad. We commenced our 2012 Butler County drilling program with the spudding of two new wells and expect to fracture stimulate at least four additional wells on the Grosick pad during the remainder of 2012.

In our non-operated Marcellus Shale areas located in Westmoreland, Clearfield and Centre Counties, Pennsylvania, where WPX Energy San Juan, LLC and Williams Production Appalachia, LLC (collectively, “Williams”) serve as the operators, Williams drilled 26 gross (10.4 net) wells, fracture stimulated 29 gross (11.6 net) wells and placed into service 30 gross (12 net) wells during 2011. During the fourth quarter of 2011, Williams placed into service 13 gross (5.2 net) wells in Westmoreland County, Pennsylvania. Williams also recently completed a high-pressure pipeline tap into the Peoples line, which will enable us to sell production from the eastern side of the Westmoreland field.

In Carroll County, Ohio, where we plan to serve as the operator, we have acquired approximately 13,000 net acres in the Utica Shale, which we believe to be within the liquids window of the Utica Shale play. We are in the process of closing on an additional 2,000 acres contiguous to our current holdings. We refer to this acreage as our Warrior Prospect. Our acreage position within the Warrior Prospect is closely concentrated. We expect to drill, fracture stimulate and place into service three gross (2.4 net) Utica Shale wells in the Warrior Prospect in 2012.

In the Illinois Basin, we are focused on both conventional oilfield production, primarily through waterflooding, and on tertiary recovery through an alkali-surfactant-polymer (“ASP”) program. We recently announced that, due to the success of the 15-acre Middagh ASP pilot program, we are moving forward with our expansion into the 58-acre Perkins Smith Proved Non-Producing Reserves ASP project area. ASP injection in this area is scheduled to begin in the second quarter of 2012 with production response expected to start in early 2013. In addition, we are conducting development and testing work in our 358 acre Delta Unit ASP project area, and we continue to evaluate various development and spacing scenarios to determine what we believe will be the optimal pattern performance.

We recently announced that we are exploring a sale or divestiture of our jointly owned midstream assets in Butler County, Pennsylvania as part of our strategy to focus on our core drilling and production operations in the liquids-rich areas of our Marcellus and Utica Shale holdings. We anticipate that the transaction would include our existing Sarsen cryogenic processing plant and Bluestone plant currently under construction plus related gathering assets and infrastructure. The evaluation process is currently underway and is expected to conclude during the second quarter of 2012. We do not intend to disclose developments with respect to the strategic alternatives for our midstream business unless and until a final decision is made and further disclosure is required. We do not anticipate that any sale or divestiture of these assets would result in a material adverse change to our financial condition or results of operations.

Our Competitive Strengths

We believe our strengths provide us with significant competitive advantages and position us to successfully execute our business and growth strategies.

Our Appalachian Basin operations are strategically focused in highly desirable areas. We have a significant presence in the Marcellus Shale, one of the leading unconventional plays in North America, and have secured what we believe to be an advantageous position in the Utica Shale. As of December 31, 2011, we held approximately

66,400 net acres in the Marcellus Shale and approximately 62,400 net acres in the Utica Shale, with approximately 44,100 acres prospective for both formations. Our acreage positions are tightly concentrated, which we believe will enable us to achieve greater efficiencies in our drilling and completion operations than our competitors.

We have a sizeable inventory of lower-risk development opportunities for 2012. As of December 31, 2011, we had an inventory of 22 gross (13.4 net) wells drilled and awaiting completion in our core operations area in the Appalachian Basin, with two gross (1.4) net wells completed and awaiting pipeline infrastructure. Our 2012 drilling program provides for the drilling of an additional 15 wells in locations we believe to be similarly prospective for liquids-rich production. To date, we have achieved a 100% success rate on our drilling program in this area of our operations. We believe that our strong operating history and strategic location of potential drilling sites will continue to provide us with further low-risk development opportunities in this area.

We have attractive growth opportunities in both our Appalachian and Illinois Basin properties. We believe that a significant portion of our Butler County, Pennsylvania acreage is prospective for three producing zones, the Upper Devonian Shale, the Marcellus Shale, and the Utica Shale. In our Illinois Basin properties, we are pursuing tertiary recovery of oil through our 15-acre Middagh Unit ASP pilot and expanded 58-acre Perkins Smith Unit ASP program, and, as of December 31, 2011, have booked proved reserves on these units at 13% of pore volume. We believe these results support our ability to increase oil production through the ASP program. We plan to further expand our ASP efforts and continue our evaluation of potential flood units, with the intention of strategically focusing on those that we believe demonstrate the greatest probability of success.

Corporate Information

We were incorporated in the state of Delaware on March 8, 2007 and consummated our initial public offering on July 30, 2007. Our principal executive offices are located at 476 Rolling Ridge Drive, Suite 300, State College, Pennsylvania 16801, and our main telephone number is (814) 278-7267. Our common stock currently trades on the NASDAQ Global Market under the symbol “REXX”.

We maintain a website at www.rexenergy.com. The information on our website is not part of this prospectus supplement, and you should rely only on the information contained in this prospectus supplement, the accompanying prospectus and in the documents incorporated by reference into the foregoing when making a decision as to whether to invest in our common stock.

The Offering

Common stock being offered by us	7,000,000 shares (or 8,050,000 shares if the underwriters exercise their over-allotment option in full).

Common stock to be outstanding after this offering(1)	51,859,220 shares (or 52,909,220 shares if the underwriters exercise their over-allotment option in full).

Use of proceeds	We estimate that the net proceeds of this offering will be approximately $ million, or $ million if the underwriters exercise in full their over-allotment option to purchase additional shares, in each case after deducting underwriting discounts, commissions, and our estimated offering expenses.

We intend to use the net proceeds from this offering to repay a portion of our outstanding borrowings under our senior credit facility, which amounts may be re-borrowed subject to the terms of the senior credit facility. See “Use of Proceeds.”

Certain of the underwriters or their affiliates are lenders under our senior credit facility and our second lien term loan and therefore may receive a portion of the net proceeds of this offering. See “Underwriting (Conflicts of Interest)” of this prospectus supplement for a more detailed description of these relationships.

Dividend policy	We currently intend to retain all future earnings, if any, to finance the expansion of our business. We do not intend to pay cash dividends in the foreseeable future.

Risk factors	Investing in our common stock involves certain risks. You should carefully consider the information described under the heading “Risk Factors” of this prospectus supplement before deciding to invest in our common stock, as well as the risks and uncertainties described in our Annual Report on Form 10-K for the year ended December 31, 2010 and in our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2011, June 30, 2011 and September 30, 2011.

NASDAQ Global Market symbol	“REXX”

(1)	The number of shares of common stock outstanding after this offering is based on 44,859,220 shares of common stock outstanding as of January 27, 2012 and excludes, as of that date, (i) 566,385 shares of common stock issuable upon the exercise of fully vested stock options outstanding under our 2007 Long-Term Incentive Plan, at a weighted average exercise price of $13.26 per share, (ii) 131,942 shares of common stock issuable upon the exercise of non-vested stock options outstanding under our 2007 Long-Term Incentive Plan, at a weighted average exercise price of $11.59 per share, and (iii) 929,635 shares of common stock available for future grants under our 2007 Long-Term Incentive Plan.

RISK FACTORS

Investing in our common stock involves certain risks. Before you decide whether to purchase our common stock in this offering, in addition to the other information and documents included or incorporated by reference into this prospectus supplement and the accompanying prospectus, you should carefully consider the risks and uncertainties set forth immediately below as well as the risks and uncertainties discussed in our Annual Report on Form 10-K for the year ended December 31, 2010 and in our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2011, June 30, 2011 and September 30, 2011, each of which is incorporated by reference into this prospectus supplement. These risks and uncertainties may be further updated in our subsequent periodic or current reports and incorporated herein by reference. These risks and uncertainties could materially and adversely affect our business, operating results, cash flows, and financial condition and could result in a partial or complete loss of your investment in our common stock.

Risks Related to Our Company

Volatility in oil, NGL and natural gas prices may adversely affect our business, financial condition or results of operations and our ability to meet our capital expenditure obligations and financial commitments.

The prices we receive for our oil, NGL and natural gas production heavily influence our revenue, profitability, access to capital and future rate of growth. Oil and natural gas are commodities, and therefore their prices are subject to wide fluctuations in response to relatively minor changes in supply and demand. Historically, the markets for oil and natural gas have been volatile. These markets will likely continue to be volatile in the future. The prices we receive for our production, and the levels of our production, depend on numerous factors beyond our control. These factors include, but are not limited to, the following:

•	changes in global supply and demand for oil, NGLs and natural gas;

•	the condition of the U.S. and global economy;

•	the actions of certain foreign states;

•	the price and quantity of imports of foreign oil and natural gas;

•	political conditions, including embargoes, in or affecting other oil producing activities;

•	the level of global oil and natural gas exploration and production activity;

•	the level of global oil and natural gas inventories;

•	production or pricing decisions made by the Organization of Petroleum Exporting Countries;

•	weather conditions;

•	availability of limited refining facilities in the Illinois Basin reducing competition and resulting in lower regional oil prices than in other U.S. oil producing regions;

•	technological advances affecting energy consumption; and

•	the price and availability of alternative fuels.

Lower oil, NGL and natural gas prices may not only decrease our revenues on a per unit basis, but also may reduce the amount of oil, NGLs and natural gas that we can produce economically. The higher operating costs associated with many of our oil fields will make our profitability more sensitive to oil price declines. A sustained decline in oil, NGL or natural gas prices may materially and adversely affect our future business, financial condition, results of operations, liquidity or ability to finance planned capital expenditures.

Drilling for and producing oil, NGLs and natural gas are high risk activities with many uncertainties that could adversely affect our business, financial condition and results of operations.

Our future success will depend on the success of our exploitation, exploration, development and production activities. Our oil, NGL and natural gas exploration and production activities are subject to numerous risks beyond our control, including the risk that drilling will not result in commercially viable oil, NGL or natural gas production. Our decisions to purchase, explore, develop or otherwise exploit prospects or properties will depend in part on the evaluation of data obtained through geophysical and geological analyses, production data and engineering studies, the results of which are often inconclusive or subject to varying interpretations. Any significant inaccuracies in these reserve estimates or underlying assumptions may materially affect the quantities and present value of our reserves. Please see below for a discussion of the uncertainties involved in these processes. Our costs of drilling, completing and operating wells are often uncertain before drilling commences. Overruns in budgeted expenditures are common risks that can make a particular project uneconomical. Further, our future business, financial condition, results of operations, liquidity or ability to finance planned capital expenditures could be materially and adversely affected by any factor that may curtail, delay or cancel drilling, including the following:

•	delays imposed by or resulting from compliance with regulatory requirements;

•	unusual or unexpected geological formations;

•	pressure or irregularities in geological formations;

•	shortages of or delays in obtaining equipment and qualified personnel;

•	equipment malfunctions, failures or accidents;

•	unexpected operational events and drilling conditions;

•	pipe or cement failures;

•	casing collapses;

•	lost or damaged oilfield drilling and service tools;

•	loss of drilling fluid circulation;

•	uncontrollable flows of oil, natural gas and fluids;

•	fires and natural disasters;

•	environmental hazards, such as natural gas leaks, oil spills, pipeline ruptures, discharges of toxic gases or mishandling of fluids (including frac fluids) and underground migration issues;

•	adverse weather conditions;

•	reductions in oil and natural gas prices;

•	oil and natural gas property title problems; and

•	market limitations for oil and natural gas.

If any of these factors were to occur with respect to a particular field, we could lose all or a part of our investment in the field, or we could fail to realize the expected benefits from the field, either of which could materially and adversely affect our revenue and profitability.

Prospects that we decide to drill may not yield oil, NGLs or natural gas in commercially viable quantities.

Our prospects are in various stages of evaluation. There is no way to predict with certainty in advance of drilling and testing whether any particular prospect will yield oil, NGLs or natural gas in sufficient quantities to recover drilling or completion costs or to be economically viable, particularly in light of the current economic environment. The use of seismic data and other technologies, and the study of producing fields in the same area, will not enable us to know conclusively before drilling whether oil, NGLs or natural gas will be present or, if present, whether oil, NGLs or natural gas will be present in commercially viable quantities. Moreover, the analogies we draw from available data from other wells, more fully explored prospects or producing fields may not be applicable to our drilling prospects.

Our estimated proved reserves are based on many assumptions that may turn out to be inaccurate. Any significant inaccuracies in these reserve estimates or underlying assumptions may materially affect the quantities and present value of our reserves.

Estimates of oil and natural gas reserves are inherently imprecise. The process of estimating oil and natural gas reserves is complex. It requires interpretations of available technical data and many assumptions, including assumptions relating to economic factors. Any significant inaccuracies in these interpretations or assumptions could materially affect the estimated quantities and present value of reserves. To prepare our proved reserve estimates, we must project production rates and the timing of development expenditures. We must also analyze available geological, geophysical, production and engineering data. The extent, quality and reliability of this data can vary. The process also requires economic assumptions about matters such as oil, NGL and natural gas prices, drilling and operating expenses, capital expenditures, taxes and availability of funds.

Actual future production, oil, NGL and natural gas prices, revenues, taxes, development expenditures, operating expenses and quantities of recoverable oil and natural gas reserves most likely will vary from our estimates. Any significant variance could materially affect the estimated quantities and present value of reserves shown in this prospectus supplement. In addition, we may adjust estimates of proved reserves to reflect production history, results of exploration and development, prevailing oil, NGL and natural gas prices and other factors, many of which are beyond our control.

The present value of future net cash flows from our proved reserves is not necessarily the same as the current market value of our estimated oil and natural gas reserves.

We base the estimated discounted future net cash flows from our proved reserves on prices and costs in effect on the day of estimate. However, actual future net cash flows from our oil and natural gas properties also will be affected by factors such as:

•	actual prices we receive for oil and natural gas;

•	actual cost of development and production expenditures;

•	the amount and timing of actual production;

•	supply of and demand for oil and natural gas; and

•	changes in governmental regulations or taxation.

The timing of both our production and our incurrence of expenses in connection with the development and production of oil and natural gas properties will affect the timing of actual future net cash flows from proved reserves, and thus their actual present value. In addition, the 10% discount factor we use when calculating discounted future net cash flows may not be the most appropriate discount factor based on interest rates in effect from time to time and risks associated with us or the oil and natural gas industry in general.

Our development and exploration operations require substantial capital, and we may be unable to obtain needed capital or financing on satisfactory terms, which could lead to a loss of properties and a decline in our oil and natural gas reserves.

The oil and natural gas industry is capital intensive. We make and expect to continue to make substantial capital expenditures in our business and operations for the exploration for, and development, production and acquisition of, oil and natural gas reserves. For 2012, we have budgeted approximately $190 million for capital expenditures for development and exploration activities in the Appalachian and Illinois Basins. To date, we have financed capital expenditures primarily with proceeds from bank borrowings, cash generated by operations, public stock offerings, sales of non-core assets and joint venture agreements. We intend to finance our future capital expenditures with proceeds from bank borrowings, the sale of debt or equity securities, asset sales, cash flow from operations and current and new financing arrangements, such as joint ventures. Our cash flow from operations and access to capital is subject to a number of variables, including:

•	our proved reserves;

•	the level of oil and natural gas we are able to produce from existing wells;

•	our ability to extract NGLs from the natural gas we produce;

•	the prices at which oil, NGLs and natural gas are sold; and

•	our ability to acquire, locate and produce new reserves.

If our revenues decrease as a result of lower oil, NGL and natural gas prices, operating difficulties, declines in reserves or for any other reason, we may have limited ability to obtain the capital necessary to sustain our operations at current levels. We may need to seek additional financing in the future. In addition, we may not be able to obtain debt or equity financing on terms favorable to us, or at all. The failure to obtain additional financing could result in a curtailment of our operations relating to exploration and development of our prospects, which in turn could lead to a possible loss of properties and a decline in our oil and natural gas reserves. Also, our senior credit facility and our second lien credit facility each contain covenants that restrict our ability to, among other things, materially change our business, approve and distribute dividends, enter into transactions with affiliates, create or acquire additional subsidiaries, incur indebtedness, sell assets, make loans to others, make investments, enter into mergers, incur liens, and enter into agreements regarding swap and other derivative transactions.

Our indebtedness could adversely affect our financial condition and our ability to operate our business.

As of December 31, 2011, outstanding borrowings under our senior credit facility and our second lien credit facility totaled $225.0 million. We will incur additional debt from time to time, and such borrowings may be substantial. Our debt could have material adverse consequences to us, including the following:

•	it may be difficult for us to satisfy our obligations, including debt service requirements under our credit agreements;

•	our ability to obtain additional financing for working capital, capital expenditures, debt service requirements and other general corporate purposes may be impaired; and

•	our ability to capitalize on business opportunities, and to react to competitive pressures, as compared to others in our industry, may be limited.

In addition, the agreements governing our senior credit facility and second lien term loan contain a number of significant covenants that place limitations on our activities and operations, including those relating to (i) creation of liens; (ii) hedging activities; (iii) mergers, acquisitions, asset sales and dispositions; (iv) payment of dividends; and (v) incurrence of additional indebtedness. Our credit agreements also require us to maintain compliance with specified financial ratios and satisfy certain financial condition tests. Our ability to comply with these ratios and financial condition tests may be affected by events beyond our control, and we cannot assure you that we will meet these ratios and financial condition tests. These financial ratio restrictions and financial condition tests could limit our ability to obtain future financings, make needed capital expenditures, withstand a future downturn in our business or the economy in general or otherwise conduct necessary or desirable corporate activities.

The development of our proved undeveloped reserves in our areas of operation may take longer and may require higher levels of capital expenditures than we currently anticipate. Therefore, our undeveloped reserves may not be ultimately developed or produced.

Approximately 53% of our total proved reserves were classified as proved undeveloped as of December 31, 2011. Development of these reserves may take longer and require higher levels of capital expenditures than we currently anticipate. Delays in the development of our reserves or increases in costs to drill and develop such reserves will reduce the PV-10 of our estimated proved undeveloped reserves and future net revenues estimated for such reserves and may result in some projects becoming uneconomic. In addition, delays in the development of reserves could cause us to have to reclassify our proved reserves as unproved reserves.

Unless we replace our oil and natural gas reserves, our reserves and production will decline, which would adversely affect our business, financial condition and results of operations.

Producing oil and natural gas reservoirs generally are characterized by declining production rates that vary depending on reservoir characteristics and other factors. Our future oil and natural gas reserves and production, and therefore our cash flow and income, are highly dependent on our success in efficiently developing and exploiting our current reserves and economically finding or acquiring additional recoverable reserves. We may not be able to develop, find or acquire additional reserves to replace our current and future production at acceptable costs, which would adversely affect our business, financial condition and results of operations.

If we are unable to acquire adequate supplies of water for our Marcellus Shale drilling operations or are unable to dispose of the water we use at a reasonable cost and within applicable environmental rules, our ability to produce gas commercially and in commercial quantities could be impaired.

We use between three and four million gallons of water per well in our Marcellus Shale well completion operations. Our inability to locate sufficient amounts of water, or dispose of water after drilling, could adversely impact our operations. Moreover, the adoption and implementation of new environmental regulations could result in restrictions on our ability to conduct certain operations such as hydraulic fracturing or the imposition of new requirements pertaining to the management and disposal of wastes generated by our operations, including, but not limited to, produced water, drilling fluids and other wastes associated with the exploration, development or production of natural gas. Furthermore, new environmental regulations and permit requirements governing the withdrawal, storage and use of surface water or groundwater necessary for hydraulic fracturing of wells may also increase operating costs and cause delays, interruptions or termination of operations, the extent of which cannot be predicted, all of which could adversely affect our financial condition and results of operations.

The unavailability or high cost of drilling rigs, equipment, supplies, personnel and drilling and completion services could adversely affect our ability to execute on a timely basis our exploration and development plans within our budget.

We may, from time to time, encounter difficulty in obtaining, or an increase in the cost of securing, drilling rigs, equipment, services and supplies. In addition, larger producers may be more likely to secure access to such equipment and services by offering more lucrative terms. If we are unable to acquire access to such resources, or can obtain access only at higher prices, our ability to convert our reserves into cash flow could be delayed and the cost of producing those reserves could increase significantly, which would adversely affect our financial condition and results of operations.

Federal, state and local regulation of hydraulic fracturing could result in increased costs and additional operating restrictions or delays.

Hydraulic fracturing is an important and common practice that is used to stimulate production of natural gas and/or oil from dense subsurface rock formations. The hydraulic fracturing process involves the injection of water, sand, and chemicals under pressure into the formation to fracture the surrounding rock and stimulate production. We commonly use hydraulic fracturing as part of our operations. Hydraulic fracturing typically is regulated by state oil and natural gas commissions, but the EPA has asserted federal regulatory authority pursuant to the Safe Drinking Water Act over certain hydraulic fracturing activities involving the use of diesel. In addition, legislation has been introduced before Congress to provide for federal regulation of hydraulic fracturing under the Safe Drinking Water Act and to require disclosure of the chemicals used in the hydraulic fracturing process. At the state level, several states have adopted or are considering legal requirements that could impose more stringent permitting, disclosure, and well construction requirements on hydraulic fracturing activities. We believe that we follow applicable standard industry practices and legal requirements for groundwater protection in our hydraulic fracturing activities. Nonetheless, if new or more stringent federal, state, or local legal restrictions relating to the hydraulic fracturing process are adopted in areas where we operate, we could incur potentially significant added costs to comply with such requirements, experience delays or curtailment in the pursuit of exploration, development, or production activities, and perhaps even be precluded from drilling wells.

In addition, certain governmental reviews are either underway or being proposed that focus on environmental aspects of hydraulic fracturing practices. The White House Council on Environmental Quality is coordinating an administration-wide review of hydraulic fracturing practices, and a committee of the United States House of Representatives has conducted an investigation of hydraulic fracturing practices. The EPA has commenced a study of the potential environmental effects of hydraulic fracturing on drinking water and groundwater, with initial results expected to be available by late 2012 and final results by 2014. Moreover, the EPA is developing effluent limitations for the treatment and discharge of wastewater resulting from hydraulic fracturing activities and plans to propose these standards by 2014. Other governmental agencies, including the U.S. Department of Energy and the U.S. Department of the Interior, are evaluating various other aspects of hydraulic fracturing. These ongoing or proposed studies, depending on their degree of pursuit and any meaningful results obtained, could spur initiatives to further regulate hydraulic fracturing under the federal Safe Drinking Water Act or other regulatory mechanisms.

To our knowledge, there have been no citations, suits, or contamination of potable drinking water arising from our fracturing operations. We do not have insurance policies in effect that are intended to provide coverage for losses solely related to hydraulic fracturing operations; however, we believe our general liability and excess liability insurance policies would cover third-party claims related to hydraulic fracturing operations and associated legal expenses in accordance with, and subject to, the terms of such policies.

If our access to markets is restricted, it could negatively impact our production, our income and ultimately our ability to retain our leases. Our ability to sell our oil, NGLs, and natural gas and/or receive market prices for our oil, NGLs and natural gas may be adversely affected by pipeline and gathering system capacity constraints.

Market conditions or the unavailability of satisfactory oil, NGL and natural gas transportation arrangements may hinder our access to oil, NGL and natural gas markets or delay our production. The availability of a ready market for our oil, NGL and natural gas production depends on a number of factors, including the demand for and supply of oil, NGLs and natural gas and the proximity of reserves to pipelines and terminal facilities. Our ability to market our production depends in substantial part on the availability and capacity of gathering systems, pipelines and processing facilities owned and operated by third parties. Our failure to obtain such services on acceptable terms could materially harm our business. Our productive properties may be located in areas with limited or no access to pipelines, thereby necessitating delivery by other means, such as trucking, or requiring compression facilities. Such restrictions on our ability to sell our oil, NGLs or natural gas may have several adverse effects, including higher transportation costs, fewer potential purchasers (thereby potentially resulting in a lower selling price) or, in the event we were unable to market and sustain production from a particular lease for an extended time, possibly causing us to lose a lease due to lack of production.

If drilling in the Marcellus Shale and other areas of the Appalachian Basin continues to be successful, the amount of natural gas being produced by us and others could exceed the capacity of the various gathering and intrastate or interstate transportation pipelines currently available in these areas. If this occurs, it will be necessary for new pipelines and gathering systems to be built. Because of the current economic climate, certain pipeline projects that are planned for these areas may not occur. In addition, capital constraints could limit our ability to build intrastate gathering systems necessary to transport our gas to interstate pipelines. In such event, we might have to shut in our wells awaiting a pipeline connection or capacity and/or sell natural gas production at significantly lower prices than those quoted on NYMEX or than we currently project, which would adversely affect our results of operations.

A portion of our natural gas, NGL and oil production in any region may be interrupted, or shut in, from time to time for numerous reasons, including as a result of weather conditions, accidents, loss of pipeline or gathering system access, field labor issues or strikes, or we might voluntarily curtail production in response to market conditions. If a substantial amount of our production is interrupted at the same time, it could temporarily adversely affect our cash flow.

Enhanced Oil Recovery (“EOR”) techniques that we may use, such as our Alkali-Surfactant-Polymer flooding in the Lawrence Field, involve more risk than traditional waterflooding.

An EOR technique such as alkali-surfactant-polymer, or ASP, chemical injection involves significant capital investment and an extended period of time, generally a year or longer, from the initial phase of a pilot program until increased production occurs. The results of any successful pilot program may not be indicative of actual results achieved in a broader EOR project in the same field or area. Generally, surfactant polymer, including ASP, injection is regarded as involving more risk than traditional waterflood operations. The potential resources associated with our ASP project in the Lawrence Field are not considered proved reserves. Our ability to achieve commercial production and recognize proved reserves from our EOR projects is greatly contingent upon many inherent uncertainties associated with EOR technology, including ASP technology, geological uncertainties, chemical and equipment availability, rig availability and many other factors.

We cannot control activities on properties that we do not operate and are unable to control their proper operation and profitability.

We do not operate all of the properties in which we own an interest. As a result, we have limited ability to exercise influence over, and control the risks associated with, the operations of these properties. The failure of an operator of our wells to adequately perform operations, an operator’s breach of the applicable agreements or an operator’s failure to act in ways that are in our best interests could reduce our production and revenues. The success and timing of our drilling and development activities on properties operated by others therefore depend upon a number of factors outside of our control, including the operator’s:

•	nature and timing of drilling and operational activities;

•	timing and amount of capital expenditures;

•	expertise and financial resources;

•	the approval of other participants in drilling wells; and

•	selection of suitable technology.

All of the value of our production and reserves is concentrated in the Illinois Basin and Appalachian Basin. Because of this concentration, any production problems or changes in assumptions affecting our proved reserve estimates related to these areas could have a material adverse impact our business.

For the year ended December 31, 2011, approximately 29% of our net production came from the Illinois Basin area and 71% came from the Appalachian Basin. As of December 31, 2011, approximately 13.4% of our proved reserves were located in the fields that comprise the Illinois Basin and 86.6% of our proved reserves were a result of our Appalachian Basin operations. If mechanical problems, weather conditions or other events were to curtail a substantial portion of the production in one or both of these regions, our cash flow would be adversely affected. If ultimate production associated with these properties is less than our estimated reserves, or changes in pricing, cost or recovery assumptions in the area results in a downward revision of any estimated reserves in these properties, our business, financial condition and results of operations could be adversely affected.

Competition in the oil and natural gas industry is intense, which may adversely affect our ability to compete.

We operate in a highly competitive environment for acquiring properties, marketing oil, NGLs and natural gas and securing trained personnel. Many of our competitors possess and employ financial, technical and personnel resources substantially greater than ours, which can be particularly important in the areas in which we operate. Those companies may be able to pay more for productive oil and natural gas properties and exploratory prospects and to evaluate, bid for and purchase a greater number of properties and prospects than our financial or personnel resources permit. Our ability to acquire additional prospects and to find and develop reserves in the future will depend on our ability to evaluate and select suitable properties and to consummate transactions in a highly competitive environment. We may not be able to compete successfully in the future in acquiring prospective reserves, developing reserves, marketing hydrocarbons, attracting and retaining quality personnel and raising additional capital.

We may be required to take additional write-downs of the carrying values of our oil and natural gas properties, potentially triggering earlier-than-anticipated repayments of any outstanding debt obligations and negatively impacting the trading value of our securities.

There is a risk that we will be required to write down the carrying value of our oil and gas properties, which would reduce our earnings and stockholders’ equity. We account for our natural gas and crude oil exploration and development activities using the successful efforts method of accounting. Under this method, costs of productive exploratory wells, developmental dry holes and productive wells and undeveloped leases are capitalized. Oil and gas lease acquisition costs are also capitalized. Exploration costs, including personnel costs, certain geological and geophysical expenses and delay rentals for oil and gas leases are charged to expense as incurred. Exploratory drilling costs are initially capitalized, but charged to expense if and when the well is determined not to have found reserves in commercial quantities. The capitalized costs of our oil and gas properties may not exceed the estimated future net cash flows from our properties. If capitalized costs exceed future cash flows, we write down the costs of the properties to our estimate of fair market value. Any such charge will not affect our cash flow from operating activities, but will reduce our earnings and stockholders’ equity.

The application of the successful efforts method of accounting requires managerial judgment to determine the proper classification of wells designated as developmental or exploratory, which will ultimately determine the proper accounting treatment of the costs incurred. The results from a drilling operation can take considerable time to analyze and the determination that commercial reserves have been discovered requires both judgment and industry experience. Wells may be completed that are assumed to be productive but may actually deliver oil and gas in quantities insufficient to be economic, which may result in the abandonment of the wells at a later date. Wells are drilled that have targeted geologic structures that are both developmental and exploratory in nature, and an allocation of costs is required to properly account for the results. The evaluation of oil and gas leasehold acquisition costs requires judgment to estimate the fair value of these costs with reference to drilling activity in a given area.

We review our oil and gas properties for impairment annually or whenever events and circumstances indicate a decline in the recoverability of their carrying value. Once incurred, a write down of oil and gas properties is not reversible at a later date even if gas or oil prices increase. Given the complexities associated with oil and gas reserve estimates and the history of price volatility in the oil and gas markets, events may arise that would require us to record an impairment of the book values associated with oil and gas properties.

Based upon our preliminary analysis, we estimate that we will incur pre-tax impairment charges from continuing operations, which excludes the operating results from our Denver Julesburg (“DJ”) Basin assets, of approximately $11.7 million and $14.6 million for the three and twelve months ended December 31, 2011. Approximately $11.6 million of the estimated pre-tax impairment expense for the fourth quarter of 2011 is related to the impairment of shallow conventional natural gas properties in the Appalachian Basin. During 2011, we also recorded an impairment expense related to one well located in the DJ Basin and the surrender or expiration of several unproved leases in the DJ Basin as a result of several factors, including future economic estimates. As of September 30, 2011, we continued to carry the costs of undeveloped and developed properties in the DJ Basin of approximately $25.5 million on our consolidated balance sheet.

Additional write downs could occur if oil and gas prices decline or if we have substantial downward adjustments to our estimated proved reserves, increases in our estimates of development costs or deterioration in our drilling results. Because our properties currently serve, and will likely continue to serve, as collateral for advances under our existing and future credit facilities, a write-down in the carrying values of our properties could require us to repay debt earlier than we would otherwise be required. It is likely that the cumulative effect of a write-down could also negatively impact the value of our securities, including our common stock.

We may incur substantial losses and be subject to substantial liability claims as a result of our oil, NGL and natural gas operations, and we may not have enough insurance to cover all of the risks that we face.

We maintain insurance coverage against some, but not all, potential losses to protect against the risks we face. We do not carry business interruption insurance. We may elect not to carry insurance if our management believes that the cost of available insurance is excessive relative to the risks presented. In addition, it is not possible to insure fully against pollution and environmental risks.

Losses and liabilities arising from uninsured and underinsured events could materially and adversely affect our business, financial condition and results of operations. Our oil and natural gas exploration and production activities are subject to all of the operating risks associated with drilling for and producing oil, NGLs and natural gas, including the possibility of:

•	environmental hazards, such as uncontrollable flows of oil, natural gas, brine, well fluids, toxic gas or other pollution into the environment, including groundwater and shoreline contamination;

•	abnormally pressured formations;

•	mechanical difficulties, such as stuck oil field drilling and service tools and casing collapses;

•	fires and explosions;

•	personal injuries and death; and

•	natural disasters.

Any of these risks could adversely affect our ability to conduct operations or result in substantial losses to us. If a significant accident or other event occurs and is not fully covered by insurance, then that accident or other event could adversely affect our financial condition, results of operations and cash flows.

We are subject to complex laws and regulations that can adversely affect the cost, manner or feasibility of doing business.

The exploration, development, production and sale of oil, NGLs and natural gas are subject to extensive federal, state, and local laws and regulations. Such regulation includes requirements for permits to drill and to conduct other operations and for provision of financial assurances (such as bonds) covering drilling and well operations. Other activities subject to regulation are:

•	the location and spacing of wells;

•	the unitization and pooling of properties;

•	the method of drilling and completing wells;

•	the surface use and restoration of properties upon which wells are drilled;

•	the plugging and abandoning of wells;

•	the disposal of fluids used or other wastes generated in connection with our drilling operations;

•	the marketing, transportation and reporting of production; and

•	the valuation and payment of royalties.

Under these laws, we could be subject to claims for personal injury or property damages, including natural resource damages, which may result from the impacts of our operations. Failure to comply with these laws also may result in the suspension or termination of our operations and subject us to administrative, civil and criminal penalties. Moreover, these laws could change in ways that substantially increase our costs of compliance. Any such liabilities, penalties, suspensions, terminations or regulatory changes could have a material adverse effect on our financial condition and results of operations.

We must obtain governmental permits and approvals for our drilling and mid-stream operations, which can be a costly and time consuming process, which may result in delays and restrictions on our operations.

Regulatory authorities exercise considerable discretion in the timing and scope of permit issuance. Requirements imposed by these authorities may be costly and time consuming and may result in delays in the commencement or continuation of our exploration or production operations. For example, we are often required to prepare and present to federal, state or local authorities data pertaining to the effect or impact that proposed exploration for or production of natural gas or oil may have on the environment. Further, the public may comment on and otherwise engage in the permitting process, including through intervention in the courts. Accordingly, the permits we need may not be issued, or if issued, may not be issued in a timely fashion, or may involve requirements that restrict our ability to conduct our operations or to do so profitably.

Our operations expose us to substantial costs and liabilities with respect to environmental matters.

Our oil, NGL and natural gas operations are subject to stringent federal, state and local laws and regulations governing the release of materials into the environment or otherwise relating to environmental protection. These laws and regulations may require the acquisition of a permit before drilling commences, restrict the types, quantities and concentration of substances that can be released into the environment in connection with our drilling and production activities, limit or prohibit drilling activities on certain lands lying within wilderness, wetlands and other protected areas, and impose substantial liabilities for pollution that may result from our operations. Failure to comply with these laws and regulations may result in the assessment of administrative, civil and criminal penalties, the imposition of investigatory or remedial obligations or the issuance of injunctions restricting or prohibiting certain activities. Under existing environmental laws and regulations, we could be held strictly liable for the removal or remediation of previously released materials or property contamination regardless of whether the release resulted from our operations, or our operations were in compliance with all applicable laws at the time they were performed.

Changes in environmental laws and regulations occur frequently, and any changes that result in more stringent or costly waste handling, storage, transport, disposal or cleanup requirements could require us to make significant expenditures to maintain compliance, and may otherwise have a material adverse effect on our competitive position, financial condition and results of operations.

Climate change legislation or regulations restricting emissions of “greenhouse gases” could result in increased operating costs and reduced demand for the oil, natural gas and NGLs that we produce.

In December 2009, the EPA published its findings that emissions of greenhouse gases (“GHGs”) present a danger to public health and the environment because emissions of such gases are, according to the EPA, contributing to warming of the Earth’s atmosphere and other climatic conditions. Based on these findings, in 2010 the EPA adopted two sets of regulations that restrict emissions of GHGs under existing provisions of the federal Clean Air Act, including one that requires a reduction in emissions of GHGs from motor vehicles and another that requires certain construction and operating permit reviews for GHG emissions from certain large stationary sources. The stationary source final rule addresses the permitting of GHG emissions from stationary sources under the Clean Air Act Prevention of Significant Deterioration, or PSD, construction and Title V operating permit programs, pursuant to which these permit programs have been “tailored” to apply to certain stationary sources of GHG emissions in a multi-step process, with the largest sources first subject to permitting. In addition, EPA adopted rules requiring the monitoring and reporting of GHGs from certain sources, including, among others, onshore and offshore oil and natural gas production facilities. We are evaluating whether GHG emissions from our operations are subject to the GHG emissions reporting rule and expect to be able to comply with any applicable reporting obligations. Also, Congress has from time to time considered legislation to reduce emissions of GHGs, and almost one-half of the states already have taken legal measures to reduce emissions of GHGs, primarily through the planned development of GHG emission inventories and/or regional GHG cap and trade programs. The adoption of any legislation or regulations that requires reporting of GHGs or otherwise restricts emissions of GHGs from our equipment and operations could require us to incur significant added costs to reduce emissions of GHGs or could adversely affect demand for the oil, natural gas and NGLs we produce. Finally, some scientists have concluded that increasing concentrations of GHGs in the Earth’s atmosphere may produce climate change that could have significant physical effect, such as increased frequency and severity of storms, droughts, and floods and other climatic events; if such effects were to occur, they could have an adverse effect on our assets and operations.

The adoption of derivatives legislation by Congress and related regulations could have an adverse impact on our ability to use derivative instruments, particularly swaps, to reduce the effect of commodity price, interest rate and other risks associated with our business.

The Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Act, was enacted in 2010. The Act provides for new statutory and regulatory requirements for derivative transactions, including certain oil and gas hedging transactions involving swaps. In particular, the Act includes a requirement that certain hedging transactions involving swaps be cleared and exchange-traded and a requirement to post cash collateral for non-cleared swap transactions, although, at this time, it is unclear which transactions will ultimately be required to be cleared and exchange-traded or which counterparties will be required to post cash collateral with respect to non-cleared swap transactions. The Act provides for a potential exception from the clearing and exchange-trading requirement for hedging transactions by commercial end-users, a category of non-financial entities in which we may be included. While the Commodity Futures Trading Commission, or CFTC, and other federal agencies have adopted, and continue to adopt, numerous regulations pursuant to the Act, many of the key concepts and defined terms under the Act have not yet been delineated by rules and regulations to be adopted by the CFTC and other applicable regulatory agencies. As a consequence, it is difficult to predict the aggregate effect the Act and the regulations promulgated thereunder may have on our hedging activities. Whether we are required to submit our swap transactions for clearing or post cash collateral with respect to such transaction will depend on the final rules and definitions adopted by the CFTC. If we are subject to such requirements, significant liquidity issues could result by reducing our ability to use cash posted as collateral for investment or other corporate purposes. A requirement to post cash collateral could also limit our ability to execute strategic hedges, which would result in increased commodity price uncertainty and volatility in our future cash flows. The Act and related regulations will also require us to comply with certain futures and swaps position limits and new recordkeeping and reporting requirements, and may also require the counterparties to our derivative instruments to spin off some of their derivatives activities to a separate entity, which may not be as creditworthy as the current counterparty. The Act and related regulations could also materially alter the terms of derivative contracts, reduce the availability of derivatives to protect against risks we encounter, reduce our ability to monetize or restructure existing derivative contracts, and increase our exposure to less creditworthy counterparties. If we reduce our use of derivatives as a result of the legislation and regulations, our results of operations may become more volatile and our cash flows may be less predictable.

Enactment of a Pennsylvania severance tax and impact fees on natural gas could adversely impact our results of existing operations and the economic viability of exploiting new gas drilling and production opportunities in Pennsylvania.

Legislation has been proposed in the Pennsylvania House of Representatives for the adoption of a severance tax on the production of natural gas in Pennsylvania. Recently, legislation that is supported by the Governor of Pennsylvania was also proposed for the adoption of an impact fee on all natural gas wells drilled in Pennsylvania. The proposed impact fee would initially be $40,000 and would decline annually to $10,000 in years four through ten of the life of the well, although other proposals have been made, including a proposal for an impact fee that would fluctuate based on natural gas prices and production levels. The specific characteristics, including the scope and magnitude, of the severance taxes or impact fees have not been determined. A substantial portion of our Marcellus Shale acreage is located in Pennsylvania. If Pennsylvania adopts severance taxes or impact fees, they could adversely impact our results of operations and the economic viability of exploiting natural gas drilling and production opportunities in Pennsylvania.

Future economic conditions in the U.S. and global markets may have a material adverse impact on our business and financial condition that we currently cannot predict.

The U.S. and other world economies are still recovering from a recession which began in 2008 and extended into 2009. While economic growth has resumed, the timing and extent of an economic recovery are uncertain. There are likely to be significant long-term effects resulting from the recession and credit market crisis, including a future global economic growth rate that is slower than what was experienced in previous years. Unemployment rates remain high and businesses and consumer confidence levels have not yet fully recovered to pre-recession levels. In addition, more volatility may occur before a sustainable, yet lower, growth rate is achieved. Global economic growth drives demand for energy from all sources, including for oil and natural gas. A lower future economic growth rate will result in decreased demand growth for our crude oil, NGL and natural gas production as well as lower commodity prices, which will reduce our cash flows from operations and our profitability.

Our results of operations and cash flow may be adversely affected by risks associated with our oil and gas financial derivative activities, and our oil and gas financial derivative activities may limit potential gains.

We have entered into, and we expect to enter into in the future, oil and gas financial derivative arrangements corresponding to a significant portion of our oil and natural gas production. Many derivative instruments that we employ require us to make cash payments to the extent the applicable index exceeds a predetermined price, thereby limiting our ability to realize the benefit of increases in oil and natural gas prices. We estimate that we have received net payments of $2.4 million and $6.9 million in relation to our commodity derivative instruments for the three and twelve months ended December 31, 2011.

If our actual production and sales for any period are less than the corresponding volume of derivative contracts for that period (including reductions in production due to operational delays), or if we are unable to perform our activities as planned, we might be forced to satisfy all or a portion of our derivative obligations without the benefit of the cash flow from our sale of the underlying physical commodity, resulting in a substantial diminution of our liquidity. In addition, our oil and gas financial derivative activities can result in substantial losses. Such losses could occur under various circumstances, including any circumstance in which a counterparty does not perform its obligations under the applicable derivative arrangement, the arrangement is imperfect or our derivative policies and procedures are not followed or do not work as planned. Under the terms of our senior credit facility and second lien credit facility the percentage of our total production volumes with respect to which we will be allowed to enter into derivative contracts is limited, and we therefore retain the risk of a price decrease for our remaining production volume.

We depend on a relatively small number of purchasers for a substantial portion of our revenue. The inability of one or more of our purchasers to meet their obligations or the loss of our market with CountryMark Cooperative, LLP, in particular, may adversely affect our financial results.

We derive a significant amount of our revenue, approximately 96%, from sales to a relatively small number of purchasers. If we were unable to continue to sell our oil, NGLs, or natural gas to these key customers, or to offset any reduction in sales to these customers by additional sales to our other customers, it could adversely affect our financial condition and results of operations. These companies may not provide the same level of our revenue in the future for a variety of reasons, including their lack of funding, a strategic shift on their part in moving to different geographic areas in which we do not operate or our failure to meet their performance criteria. The loss of all or a significant part of this revenue would adversely affect our financial condition and results of operations.

Our business may suffer if we lose key personnel.

Our operations depend on the continuing efforts of our executive officers and senior management. Our business or prospects could be adversely affected if any of these persons does not continue in their management role with us and we are unable to attract and retain qualified replacements. Additionally, we do not carry key person insurance for any of our executive officers or senior management.

Our future acquisitions may yield revenue or production that varies significantly from our projections.

In pursuing potential acquisition of oil and natural gas properties, we will assess the potential recoverable reserves, future natural gas and oil prices, operating costs, potential liabilities and other factors relating to the properties. Our assessments are necessarily inexact, and their accuracy is inherently uncertain. Our review of a subject property in connection with our acquisition assessment will not reveal all existing or potential problems or permit us to become sufficiently familiar with the property to assess fully its deficiencies and capabilities. We may not inspect every well, and we may not be able to observe structural and environmental problems even when we do inspect a well. If problems are identified, the seller may be unwilling or unable to provide effective contractual protection against all or part of those problems. Any acquisition of property interests may not be economically successful, and unsuccessful acquisitions may have a material adverse effect on our financial condition and future results of operations.

Certain federal income tax deductions currently available with respect to oil and natural gas exploration and development may be eliminated as a result of future legislation.

Congress has recently considered, is considering, and may continue to consider, legislation that, if adopted in its proposed or similar form, would deprive some companies involved in oil and natural gas exploration and production activities of certain U.S. federal income tax incentives and deductions currently available to such companies. These changes include, but are not limited to, (i) the repeal of the percentage depletion allowance for oil and natural gas properties, (ii) the elimination of current deductions for intangible drilling and development costs, (iii) the elimination of the deduction for certain domestic production activities, and (iv) an extension of the amortization period for certain geological and geophysical expenditures.

It is unclear whether these or similar changes will be enacted and, if enacted, how soon any such changes could become effective and whether such changes may apply retroactively. Although we are unable to predict whether any of these or other proposals will ultimately be enacted, the passage of any legislation as a result of these proposals or any other similar changes in U.S. federal income tax laws could eliminate or postpone certain tax deductions that are currently available to us, and any such change could negatively affect our financial condition and results of operations.

New technologies may cause our current exploration and drilling methods to become obsolete.

The oil and gas industry is subject to rapid and significant advancements in technology, including the introduction of new products and services using new technologies. As competitors use or develop new technologies, we may be placed at a competitive disadvantage, and competitive pressures may force us to implement new technologies at a substantial cost. In addition, competitors may have greater financial, technical and personnel resources that allow them to enjoy technological advantages and may in the future allow them to implement new technologies before we can. One or more of the technologies that we currently use or that we may implement in the future may become obsolete. We cannot be certain that we will be able to implement technologies on a timely basis or at a cost that is acceptable to us. If we are unable to maintain technological advancements consistent with industry standards, our operations and financial condition may be adversely affected.

The outcome of litigation in which we have been named as a defendant is unpredictable and an adverse decision in any such matter could have a material adverse effect on our financial position or results of operations.

We are defendants in a number of litigation matters and are subject to various other claims, demands and investigations. These matters may divert financial and management resources that would otherwise be used to benefit our operations. No assurances can be given that the results of these matters will be favorable to us. An adverse resolution or outcome of any of these lawsuits, claims, demands or investigations could have a negative impact on our financial condition, results of operations and liquidity.

Risks Related to this Offering and Our Common Stock

We may issue additional common stock in the future, which would dilute our existing stockholders.

Except as described under the heading “Underwriting (Conflicts of Interest)” of this prospectus supplement, we are not restricted from issuing additional shares of our common stock or securities convertible into or exchangeable for our common stock. In the future we may issue our previously authorized and unissued securities, including shares of our common stock or securities convertible into or exchangeable for our common stock, resulting in the dilution of the ownership interests of our stockholders. We are authorized under our amended and restated certificate of incorporation to issue 100,000,000 shares of common stock and 100,000 shares of preferred stock with such designations, preferences, and rights as may be determined by our board of directors. As of January 27, 2012, there were 44,859,220 shares of our common stock issued and outstanding and there were no shares of our preferred stock issued and outstanding.

We have an effective shelf registration statement from which additional shares of our common stock and other securities can be issued. We may not be able to sell shares of our common stock or other securities in any other offering at a price per share that is equal to or greater than the price per share paid by investors in this offering. If the price per share at which we sell additional shares of our common stock or related securities in future transactions is less than the price per share in this offering, investors who purchase our common stock in this offering will suffer a dilution of their investment. In addition, we may also issue additional shares of our common stock or securities convertible into or exchangeable for our common stock in connection with the hiring of personnel, future acquisitions, future private placements of our securities for capital raising purposes or for other business purposes. Future issuances of our common stock, or the perception that such issuances could occur, could have a material adverse effect on the price of our common stock.

Our amended and restated certificate of incorporation, amended and restated bylaws, and Delaware law contain provisions that could make it more difficult for a third party to acquire us without the consent of our board of directors and our Chairman and other executive officers, who collectively beneficially own approximately 21% of the outstanding shares of our common stock as of January 27, 2012.

Provisions in our amended and restated certificate of incorporation and amended and restated bylaws could have the effect of delaying or preventing a change of control of us and changes in our management. These provisions include the following:

•	the ability of our board of directors to issue shares of our common stock and preferred stock without stockholder approval;

•	the ability of our board of directors to make, alter, or repeal our bylaws without further stockholder approval;

•	the requirement for advance notice of director nominations to our board of directors and for proposing other matters to be acted upon at stockholder meetings;

•	requiring that special meetings of stockholders be called only by our Chairman, by a majority of our board of directors, by our Chief Executive Officer or by our President; and

•	allowing our directors, and not our stockholders, to fill vacancies on the board of directors, including vacancies resulting from removal or enlargement of the board of directors.

In addition, we are subject to the provisions of Section 203 of the Delaware General Corporation Law. These provisions may prohibit large stockholders, in particular those owning 15% or more of our outstanding voting stock, from merging or combining with us.

As of January 27, 2012, our board of directors, including Lance T. Shaner, our Chairman, and our other executive officers collectively own approximately 21% of the outstanding shares of our common stock. Although this is not a majority of our outstanding common stock, these stockholders, acting together, will have the ability to exert substantial influence over all matters requiring stockholder approval, including the election and removal of directors, any proposed merger, consolidation, or sale of all or substantially all of our assets and other corporate transactions.

The provisions in our amended and restated certificate of incorporation and amended and restated bylaws and under Delaware law, and the concentrated ownership of our common stock by our Chairman and other executive officers, could discourage potential takeover attempts and could reduce the price that investors might be willing to pay for shares of our common stock.

Because we have no plans to pay dividends on our common stock, stockholders must look solely to appreciation of our common stock to realize a gain on their investments.

We do not anticipate paying any dividends on our common stock in the foreseeable future. We currently intend to retain future earnings, if any, to finance the expansion of our business. Our future dividend policy is within the discretion of our board of directors and will depend upon various factors, including our business, financial condition, results of operations, capital requirements and investment opportunities. In addition, our senior credit facility and our second lien credit facility limits the payment of dividends without the prior written consent of the lenders. Accordingly, stockholders must look solely to appreciation of our common stock to realize a gain on their investment. This appreciation may not occur.

We are able to issue shares of preferred stock with greater rights than our common stock.

Our amended and restated certificate of incorporation authorizes our board of directors to issue one or more series of preferred stock and set the terms of the preferred stock without seeking any further approval from our stockholders. Any preferred stock that is issued may rank ahead of our common stock in terms of dividends, liquidation rights, or voting rights. If we issue preferred stock, it may adversely affect the market price of our common stock.

Substantial sales of our common stock could cause our stock price to decline.

If our stockholders sell a substantial number of shares of our common stock, or the public market perceives that our stockholders might sell shares of our common stock, the market price of our common stock could decline significantly. We cannot predict the effect that future sales of our common stock or other equity-related securities by our stockholders would have on the market price of our common stock.

In connection with this offering, all of our executive officers and directors have entered into lock-up agreements with the underwriters that restrict their ability to resell shares of our common stock. The market price of our common stock may decline if (i) stockholders not subject to lock-up agreements sell a substantial number of shares, (ii) stockholders subject to the lock-up agreements sell a substantial number of shares when the restrictions on resale lapse, or (iii) the underwriters waive the lock-up agreements and allow such stockholders to sell some or all of their shares.

Our management has broad discretion over the use of the net proceeds of this offering, and you may not agree with the exercise of such discretion.

Our management has broad discretion over the use of the net proceeds of this offering. Because the proceeds are not required to be allocated to any specific purpose, investment, or transaction, it may be difficult to determine the value or propriety of our management’s application of the proceeds on our behalf. See the information under the heading “Use of Proceeds” of this prospectus supplement for a more detailed description of how management currently plans to apply the proceeds of this offering.

FORWARD-LOOKING STATEMENTS

Some of the information, including all of the estimates and assumptions, contained in this prospectus supplement, the accompanying prospectus, and the documents we incorporate by reference into this prospectus supplement and the accompanying prospectus contain forward-looking statements within the meaning of Sections 27A of the Securities Act of 1933, as amended, and 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements other than statements of historical fact included in this prospectus supplement, the accompanying prospectus, and the documents we incorporate by reference into this prospectus supplement and the accompanying prospectus, including, but not limited to, statements regarding our future financial position, business strategy, budgets, projected costs, savings and plans, objectives of management for future operations, legal strategies, and legal proceedings, are forward-looking statements. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” or “continue” or the negative thereof or variations thereon or similar terminology.

These forward-looking statements are subject to numerous assumptions, risks, and uncertainties. Factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by us in those statements include, among others, the following:

•	uncertainties regarding the economic conditions in the United States and globally;

•	difficult and adverse conditions in the domestic and global capital and credit markets;

•	domestic and global demand for oil and natural gas;

•	sustained or further declines in the prices we receive for our oil and natural gas;

•	volatility in the prices we receive for our oil and natural gas;

•	the effects of government regulation, permitting, and other legal requirements;

•	the quality of our properties with regard to, among other things, the existence of reserves in economic quantities;

•	the geologic quality of our properties with regard to, among other things, the existence of hydrocarbons in economic quantities;

•	uncertainties about the estimates of our oil and natural gas reserves;

•	our ability to increase our production and oil and natural gas income through exploration and development;

•	our ability to successfully apply horizontal drilling techniques and tertiary recovery methods;

•	the number of well locations to be drilled, the cost to drill, and the time frame within which they will be drilled;

•	the effects of adverse weather on operations;

•	drilling and operating risks;

•	the ability of contractors to timely and adequately perform their drilling, construction, well stimulation, completion and production services;

•	the availability of equipment, such as drilling rigs and related equipment and tools;

•	changes in our drilling plans and related budgets;

•	the adequacy of our capital resources and liquidity including, but not limited to, access to additional borrowing capacity;

•	the availability of gathering and transportation pipelines and processing and other midstream services;

•	uncertainties associated with our legal proceedings and their outcome; and

•	other factors discussed under “Risk Factors” in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference.

Other factors that could cause actual results to differ materially from those anticipated are discussed in our periodic filings with the Securities and Exchange Commission, including our Annual Report on Form 10-K for the year ended December 31, 2010 and our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2011, June 30, 2011 and September 30, 2011.

Because forward-looking statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such statements. You are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of the respective document. Unless otherwise required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

All forward-looking statements attributable to us are expressly qualified in their entirety by these cautionary statements.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements, and other information with the Securities and Exchange Commission, or the “SEC”. We have filed with the SEC a registration statement on Form S-3 under the Securities Act of 1933, as amended, with respect to the common stock being offered under this prospectus supplement. This prospectus supplement, which forms part of the registration statement, does not contain all of the information in the registration statement. We have omitted certain parts of the registration statement as permitted by the rules and regulations of the SEC. For further information regarding us and our common stock, please see the registration statement and our other filings with the SEC, including our annual, quarterly, and current reports and proxy statements, which you may read and copy at the Public Reference Room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Our public filings with the SEC are also available to the public on the SEC’s website at www.sec.gov.

Our common stock is listed on the NASDAQ Global Market under the ticker symbol “REXX”, and our reports and other information can be inspected at the offices of the NASDAQ Stock Market, One Liberty Plaza, 165 Broadway, New York, New York 10006.

We maintain a website that contains information about us at www.rexenergy.com. The information on our website or on any other website is not, and you must not consider such information to be a part of this prospectus supplement.

We furnish holders of our common stock with annual reports containing audited financial statements prepared in accordance with accounting principles generally accepted in the United States following the end of each fiscal year. We file reports and other information with the SEC pursuant to the reporting requirements of the Exchange Act.

Descriptions in this prospectus supplement and the accompanying prospectus of documents are intended to be summaries of the material, relevant portions of those documents, but may not be complete descriptions of those documents. For complete copies of those documents, please refer to the exhibits to the registration statement and other documents filed by us with the SEC. Each such description is qualified in its entirety by such reference.

INCORPORATION BY REFERENCE OF CERTAIN DOCUMENTS

The SEC allows us to “incorporate by reference” into this prospectus supplement the information we have filed with the SEC, which means that we can disclose important information to you without actually including the specific information in this prospectus supplement by referring you to those documents. The information incorporated by reference is an important part of this prospectus supplement, and information that we file later with the SEC will automatically update and supersede this information. Therefore, before you decide to invest in our common stock, you should check for reports that we may have filed with the SEC after the date of this prospectus supplement. We incorporate by reference into this prospectus supplement the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act until the common stock offering under this prospectus supplement is terminated, in each case other than information furnished to the SEC under Items 2.02 or 7.01 of Form 8-K and which is not deemed filed under the Exchange Act:

•

Our Annual Report on Form 10-K for the year ended December 31, 2010, including portions of our Proxy Statement for our 2011 Annual Meeting of Stockholders held on May 12, 2011 to the extent specifically incorporated by reference into such Form 10-K;

•	Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2011, June 30, 2011, and September 30, 2011;

•

Our Current Reports on Form 8-K filed with the SEC on February 2, 2011, February 16, 2011, March 8, 2011, March 17, 2011, March 25, 2011, May 17, 2011, May 19, 2011, June 8, 2011, August 15, 2011, October 6, 2011, October 11, 2011, December 29, 2011, January 17, 2012 and January 30, 2012; and

•

The description of our common stock, $0.001 par value per share, contained in our Registration Statement on Form 8-A dated July 20, 2007, including any amendment or report filed to update such description.

Any statement contained in this prospectus supplement or in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus supplement to the extent that a statement contained in any subsequently filed document which is incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement.

We will provide, without charge, to each person (including any beneficial owner) to whom a copy of this prospectus supplement has been delivered, upon written or oral request of such person, a copy of any or all of the documents incorporated by reference into this prospectus supplement (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into this prospectus supplement). Requests for such copies should be directed to:

Rex Energy Corporation

Attn: Corporate Secretary

476 Rolling Ridge Drive, Suite 300

State College, Pennsylvania 16801

(814) 278-7267

USE OF PROCEEDS

We estimate that the net proceeds of this offering will be approximately $         million, or $         million if the underwriters exercise in full their over-allotment option to purchase additional shares, in each case, after deducting underwriting discounts, commissions, and our estimated offering expenses.

We intend to use the net proceeds from this offering to repay a portion of our outstanding borrowings under our senior credit facility, which was $175 million as of December 31, 2011. We use borrowings under our senior credit facility to fund our capital expenditures and for general corporate purposes. Our senior credit facility has a maturity date of September 28, 2015. The weighted average interest rate on our senior credit facility was 2.5% for the quarterly period ended December 31, 2011. Amounts repaid under our senior credit facility may be re-borrowed, subject to the terms of our senior credit facility.

Certain of the underwriters or their affiliates are lenders under our senior credit facility and therefore may receive a portion of the net proceeds of this offering. See the information under the heading “Underwriting (Conflicts of Interest)” of this prospectus supplement for a more detailed description of this relationship.

CAPITALIZATION

The following table sets forth our combined cash and cash equivalents, total debt and owners’ equity as of September 30, 2011 on an (i) actual basis, and (ii) as adjusted basis to reflect the sale of          shares of common stock in this offering at a public offering price of $         per share (after deducting underwriting discounts, commissions, and our estimated offering expenses) and the application of the estimated net proceeds of this offering as set forth in “Use of Proceeds.”

You should read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our unaudited interim consolidated financial statements and the notes to those financial statements appearing in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2011, which is incorporated by reference herein.

	As of September 30, 2011
	Actual	As Adjusted
	Unaudited (In Thousands)
Cash and cash equivalents	$9,601	$

Long-term debt (including current maturities)(1)(2)	$154,624	$

Owners’ equity
Common stock, $.001 par value per share, 100,000,000 shares authorized, and 44,342,522 shares and 51,859,220 shares issued and outstanding at September 30, 2011 and September 30, 2011 as adjusted, respectively	$44	$
Additional paid-in capital	$376,370	$
Accumulated deficit	$(81,770)	$

Total owners’ equity	$294,644	$

Total capitalization	$449,268	$

(1)	As of December 31, 2011, we had $175 million of outstanding borrowings under our senior credit facility and $50 million of outstanding borrowings under our second lien credit facility. After completion of this offering and application of the estimated net proceeds in the manner as set forth in “Use of Proceeds,” we expect to have outstanding borrowings of approximately $ million under our senior credit facility and our second lien credit facility.
(2)	Includes $0.6 million of other loans and notes payable that will remain outstanding following the application of the net proceeds of this offering.

PRICE RANGE OF OUR COMMON STOCK

We completed the initial public offering of our common stock in July 2007. Since that time, our common stock has been quoted on the NASDAQ Global Market under the symbol “REXX”. As of January 27, 2012, we had 44,859,220 shares of common stock outstanding and there were 87 holders of record of our common stock. The closing sale price of our common stock on January 27, 2012, as reported by NASDAQ, was $10.72 per share.

The following table sets forth, for the periods indicated, the range of the daily high and low sale prices for our common stock as reported by NASDAQ.

	High	Low
2012
First Quarter (through January 27, 2012)	$15.32	$9.96
2011
Fourth Quarter	$18.00	$10.63
Third Quarter	$15.64	$9.96
Second Quarter	$13.18	$9.67
First Quarter	$14.33	$10.31
2010
Fourth Quarter	$14.14	$10.79
Third Quarter	$12.89	$8.63
Second Quarter	$14.08	$9.00
First Quarter	$15.39	$10.77

DIVIDEND POLICY

We have not paid cash dividends on our common stock since our inception in March 2007. We do not anticipate paying any dividends on shares of our common stock in the foreseeable future. We currently intend to reinvest our earnings to finance the expansion of our business. In addition, the terms of our senior credit facility and second lien credit facility generally restrict the payment of cash dividends to holders of our common stock.

DESCRIPTION OF CAPITAL STOCK

The following is a summary description of the rights of our common stock and preferred stock and related provisions of our amended and restated certificate of incorporation and our amended and restated bylaws. The following description of our capital stock is intended as a summary only and is qualified in its entirety by reference to our amended and restated certificate of incorporation and our amended and restated bylaws, which are filed as exhibits to the registration statement, of which this prospectus supplement forms a part, and to the applicable provisions of Delaware law.

Common Stock

Our amended and restated certificate of incorporation authorizes 100,000,000 shares of common stock, par value $0.001 per share. As of January 27, 2012, we had 44,859,220 shares of common stock outstanding. We may issue our common stock from time to time upon such terms and for such consideration as may be determined by our board of directors. Generally, the issuance of common stock, up to the aggregate amounts authorized by our amended and restated certificate of incorporation, will not require approval of our stockholders. Each share of our common stock entitles its holder to one vote on all matters to be voted on by the stockholders. Except for the election of directors, which is determined by a plurality vote, and unless otherwise required by Delaware law, all matters to be voted on by stockholders must be approved by a majority of the votes entitled to be cast by the holders of our common stock present in person or represented by proxy, voting as a single class. Except as otherwise provided by law or in our amended and restated certificate of incorporation, and subject to any voting rights granted to holders of any outstanding preferred stock and the powers of our board of directors to amend our amended and restated bylaws, amendments to our amended and restated certificate of incorporation and our amended and restated bylaws must be approved by a majority of the votes entitled to be cast by the holders of our common stock, voting as a single class. Holders of our common stock are not entitled to cumulate their votes in the election of directors. Each of our directors will be elected annually by our stockholders voting as a single class. Holders of our common stock are not entitled to preemptive rights and our common stock is not subject to redemption or conversion. There are no redemption or sinking fund provisions applicable to our common stock. Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of our common stock are entitled to receive dividends out of assets legally available at the time if, as and when declared by our board of directors. The terms of our senior credit facility and second lien credit facility generally restrict the payment of cash dividends to holders of our common stock. We do not intend to pay cash dividends in the foreseeable future. Upon the liquidation, dissolution or winding-up of the Company, the holders of our common stock are entitled to share in all assets remaining after payment of all our debts and other liabilities and the liquidation preferences of any outstanding preferred stock. All shares of our common stock currently outstanding are fully paid and non-assessable. Our common stock is listed on the NASDAQ Global Market under the ticker symbol “REXX”. The transfer agent and registrar for our common stock is ComputerShare Investor Services, LLC.

Preferred Stock

Our amended and restated certificate of incorporation authorizes 100,000 shares of preferred stock, par value $0.001 per share. As of January 27, 2012, we had no shares of preferred stock outstanding. Our board of directors has the authority, without action by our stockholders, to designate and issue our preferred stock in one or more series and to designate the rights, preferences and privileges of each series, which may be greater than the rights of our common stock. It is not possible to state the actual effect of the issuance of any shares of our preferred stock upon the rights of holders of our common stock until our board of directors determines the specific rights of the holders of our preferred stock. However, the effects might include, among other things, restricting dividends on our common stock, diluting the voting power of our common stock, impairing the liquidation rights of our common stock, or delaying or preventing a change in control of the Company without further action by our stockholders.

Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws

Certain provisions of Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws contain provisions that could have the effect of delaying, deferring or discouraging another party from acquiring control of the Company. These provisions, which are summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of the Company to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire the Company because negotiation of these proposals could result in an improvement of their terms.

Delaware Law

We are subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, those provisions prohibit a Delaware corporation from engaging in any business combination with any stockholder who owns 15% or more of our outstanding voting stock (as well as affiliates and associates of such stockholders) for a period of three years following the date that the stockholder became an interested stockholder, unless:

•	the transaction is approved by the board before the date the interested stockholder acquired the stock;

•

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding those shares owned by various employee benefit plans or persons who are directors and also officers; or

•

on or after the date the stockholder acquired the stock, the business combination is approved by the board and authorized at a meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines “business combination” to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•

any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by any of these entities or persons.

A Delaware corporation may opt out of this provision either with an express provision in its original certificate of incorporation or in an amendment to its certificate of incorporation or bylaws approved by its stockholders. However, we have not opted out, and do not currently intend to opt out, of this provision. The statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire the Company.

Charter and Bylaws

In addition, some provisions of our amended and restated certificate of incorporation and our amended and restated bylaws may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might deem to be in the stockholders’ best interest. The existence of these provisions could limit the price that investors might be willing to pay in the future for shares of our common stock.

Authorized but unissued shares. The authorized but unissued shares of our common stock and preferred stock are available for future issuance without stockholder approval. These additional shares may be used for a variety of corporate purposes, such as for additional public offerings, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could render more difficult or discourage an attempt to obtain control of the Company by means of a proxy contest, tender offer, merger or otherwise.

Amendment to bylaws. Our board of directors is authorized to make, alter or repeal our amended and restated bylaws without further stockholder approval.

Advance notice of director nominations and matters to be acted upon at meetings. Our amended and restated bylaws contain advance notice requirements for nominations for directors to our board of directors and for proposing matters that can be acted upon by stockholders at stockholder meetings.

Limitation on Liability and Indemnification Matters

Our amended and restated certificate of incorporation limits the liability of directors to the fullest extent permitted by Delaware law. The effect of these provisions is to eliminate our rights and those of our stockholders, through stockholders’ derivative suits on our behalf, to recover monetary damages against a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. But exculpation does not apply if the directors acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper benefit from their actions as directors. In addition, our amended and restated bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

There is no currently pending material litigation or proceeding involving any of our directors or officers for which indemnification is sought.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS APPLICABLE TO NON-U.S. HOLDERS

The following discussion summarizes the material United States federal income tax consequences, as of the date of this prospectus supplement, of the purchase, ownership, and disposition of shares of our common stock by certain “non-U.S. holders”, as defined below. This discussion only applies to non-U.S. holders who purchase shares of our common stock pursuant to this offering and hold such shares as capital assets for United States federal income tax purposes (generally property held for investment). This discussion does not describe all of the tax consequences that may be relevant to a non-U.S. holder in light of its particular circumstances.

For purposes of this discussion, a “non-U.S. holder” means a beneficial owner of shares of our common stock that is not, for United States federal income tax purposes, any of the following:

•	an individual citizen or resident of the United States;

•	a corporation (or any other entity treated as a corporation) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

•	a partnership or any other entity treated as a partnership;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•

a trust if it (i) is subject to the primary supervision of a court within the United States and one or more “United States persons,” as defined under the Code, have the authority to control all substantial decisions of the trust, or (ii) has a valid election in effect under applicable Treasury regulations to be treated as a United States person.

If a partnership (or any other entity or arrangement treated as a partnership for United States federal income tax purposes) holds shares of our common stock, the United States federal income tax treatment of a partner of that partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding shares of our common stock, you should consult your tax advisors.

This discussion is based upon provisions of the Internal Revenue Code of 1986, as amended, or the “Code”, and Treasury regulations, rulings, and judicial decisions as of the date hereof. These authorities may change, perhaps retroactively, which could result in United States federal income tax consequences different from those summarized below. This discussion does not address all aspects of United States federal income taxes (such as the alternative minimum tax) and does not describe any United States estate or gift tax considerations or any non-United States, state, local, or other tax considerations that may be relevant to non-U.S. holders in light of their particular circumstances. In addition, this discussion does not describe the United States federal income tax consequences to a non-U.S. holder who is subject to special treatment under United States federal income tax laws (including, a United States expatriate, a “controlled foreign corporation,” a “passive foreign investment company,” a corporation that accumulates earnings to avoid United States federal income tax, a pass-through entity for United States federal income tax purposes or an investor in a pass-through entity, a tax-exempt organization or an insurance company). We cannot assure you that a change in law will not significantly alter the tax considerations that we describe in this discussion.

THIS DISCUSSION IS PROVIDED FOR GENERAL INFORMATION ONLY AND DOES NOT CONSTITUTE LEGAL ADVICE TO ANY PROSPECTIVE PURCHASER OF SHARES OF OUR COMMON STOCK. ADDITIONALLY, THIS DISCUSSION CANNOT BE USED BY ANY HOLDER FOR THE PURPOSE OF AVOIDING TAX PENALTIES THAT MAY BE IMPOSED ON SUCH HOLDER. IF YOU ARE CONSIDERING THE PURCHASE OF SHARES OF OUR COMMON STOCK, YOU SHOULD CONSULT YOUR TAX ADVISORS CONCERNING THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF PURCHASING, OWNING, AND DISPOSING OF SHARES OF

OUR COMMON STOCK IN LIGHT OF YOUR PARTICULAR CIRCUMSTANCES AND ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF APPLICABLE STATE, LOCAL, OR NON-UNITED STATES TAXING JURISDICTIONS. YOU SHOULD ALSO CONSULT WITH YOUR TAX ADVISORS CONCERNING ANY POSSIBLE ENACTMENT OF LEGISLATION THAT WOULD AFFECT YOUR INVESTMENT IN SHARES OF OUR COMMON STOCK IN YOUR PARTICULAR CIRCUMSTANCES.

Distributions on Shares of Our Common Stock

As discussed above under “Dividend Policy,” we do not expect to pay any cash distributions on shares of our common stock in the foreseeable future. In addition, the terms of our senior credit facility and second lien credit facility generally restrict the payment of distributions. However, in the event we do make cash distributions to a non-U.S. holder on shares of our common stock, such distributions will be treated as dividends to the extent of our current and accumulated earnings and profits as determined under the Code and will be subject to withholding as discussed below. Any portion of a distribution that exceeds our current and accumulated earnings and profits will first be applied to reduce the non-U.S. holder’s basis in its shares of our common stock and, to the extent such portion exceeds the non-U.S. holder’s basis, the excess will be treated as gain from its disposition of shares of our common stock, the tax treatment of which is discussed below under “—Disposition of Shares of Our Common Stock”.

Any dividends paid to a non-U.S. holder of shares of our common stock will generally be subject to United States withholding tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty. A non-U.S. holder of shares of our common stock who wishes to claim the benefit of an applicable treaty rate for dividends will be required to complete Internal Revenue Service Form W-8BEN (or other applicable form) and certify under penalties of perjury that such holder is not a United States person and is eligible for treaty benefits (or if its shares of our common stock are held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable Treasury regulations). A non-U.S. holder of our common stock eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the Internal Revenue Service.

Dividends that are effectively connected with the conduct of a trade or business by a non-U.S. holder within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment maintained by the non-U.S. holder in the United States) will not be subject to United States withholding tax if the non-U.S. holder provides the appropriate documentation and certifications (generally on Internal Revenue Service Form W-8ECI). Instead, such dividends will generally be subject to United States federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person, unless an applicable income tax treaty provides otherwise. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty.

Disposition of Shares of Our Common Stock

Any gain realized by a non-U.S. holder on the disposition of shares of our common stock will generally not be subject to United States federal income or withholding tax unless:

•

the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States);

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•

we are or have been a “United States real property holding corporation” or a “USRPHC” (as such term is defined in the Code) for United States federal income tax purposes at any time within the shorter of the five-year period ending on the date of disposition and the non-U.S. holder’s holding period with respect to the shares of our common stock (the “relevant period”) and, in the case that shares of our common stock are regularly traded on an “established securities market” within the meaning of Section 897(c)(3) of the Code, the non-U.S. holder owns directly or is deemed to own pursuant to attribution rules more than 5% of the shares of our common stock at any time during the relevant period.

A non-U.S. holder described in the first bullet point immediately above will generally be subject to tax on the gain derived from the disposition under regular graduated United States federal income tax rates in the same manner as if the non-U.S. holder were a United States person, and if the non-U.S. holder is a corporation, it may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits, or at such lower rate as may be specified by an applicable income tax treaty.

An individual non-U.S. holder described in the second bullet point immediately above will be subject to a flat 30% tax (or lower applicable treaty rate) on the gain derived from the disposition, which may be offset by United States source capital losses, even though the individual is not considered a resident of the United States.

A non-U.S. holder described in the third bullet point immediately above will be subject to United States federal income tax under regular graduated United States federal income tax rates with respect to the gain recognized in the same manner as if the non-U.S. holder were a United States person. Generally, a corporation is a USRPHC if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus certain other assets used or held for use in a trade or business. We believe that we currently are a USRPHC for United States federal income tax purposes and that shares of our common stock are regularly traded on an established securities market.

Information Reporting and Backup Withholding

We must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of any distributions paid to the non-U.S. holder and the tax withheld with respect to such distributions, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

A non-U.S. holder will not be subject to backup withholding on dividends paid to such non-U.S. holder as long as such non-U.S. holder certifies under penalty of perjury that it is not a United States person (and the payor does not have actual knowledge or reason to know that such non-U.S. holder is a United States person), or such non-U.S. holder otherwise establishes an exemption.

Depending on the circumstances, information reporting and backup withholding may apply to the proceeds received by non-U.S. holder from the disposition of shares of our common stock, unless the non-U.S. holder certifies under penalty of perjury that it is not a United States person (and the payor does not have actual knowledge or reason to know that the non-U.S. holder is a United States person), or the non-U.S. holder otherwise establishes an exemption.

United States backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or credit against a non-U.S. holder’s United States federal income tax liability provided the required information is timely furnished to the Internal Revenue Service.

Additional Withholding and Reporting Requirements under Recently Enacted Legislation

Subject to certain exceptions, recently enacted legislation known as “FATCA” generally imposes a withholding tax of 30% on dividends paid with respect to shares of our common stock, and the gross proceeds from the disposition of shares of our common stock paid, to a “foreign financial institution” (as specifically defined under these rules) after December 31, 2012 (regardless of whether the foreign financial institution holds such shares of our common stock for its own account or as an intermediary), unless such institution enters into an agreement with the United States government to comply with certain obligations with respect to each account it maintains including the obligations to collect and provide to the United States tax authorities information regarding United States account holders of such institution (which would include certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with United States owners). In addition, subject to certain exceptions, FATCA also generally imposes a withholding tax of 30% on dividends paid with respect to shares of our common stock, and the gross proceeds from the disposition of shares of our common stock paid, to a non-financial foreign entity after December 31, 2012, unless such entity provides the withholding agent with a certification that it does not have any substantial United States owners or provides information to the withholding agent identifying the substantial United States owners of the entity. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such withholding taxes. Non-U.S. holders are encouraged to consult with their own tax advisors regarding the possible implications of FATCA on their investment in shares of our common stock.

Recently issued guidance by the Internal Revenue Service indicates that under future Treasury regulations the FATCA withholding tax of 30% will not apply to dividends paid on shares of our common stock until after December 31, 2013, and to gross proceeds from the disposition of shares of our common stock until after December 31, 2014. Prospective investors should consult their tax advisors regarding this guidance.

UNDERWRITING (CONFLICTS OF INTEREST)

Subject to the terms and conditions set forth in an underwriting agreement by and among KeyBanc Capital Markets Inc., as representative for the underwriters named in such agreement, and us, we have agreed to sell to each underwriter, and each underwriter has severally agreed to purchase from us, the number of common shares set forth opposite its name in the table below.

Underwriter	Number of Shares
KeyBanc Capital Markets Inc.

Total	7,000,000

The underwriters and the representative are collectively referred to as the “underwriters” and the “representative,” respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus supplement are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus supplement if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the underwriters may be required to make as a result of those liabilities.

The underwriting agreement provides that the underwriters’ obligations to purchase the common stock depends on the satisfaction of the conditions contained in the underwriting agreement. The conditions contained in the underwriting agreement include the requirement that the representations and warranties made by us to the underwriters are true, that there is no material change in the financial markets, and that we deliver to the underwriters customary closing documents.

Over-allotment Option

We have granted the underwriters an option to purchase up to 1,050,000 additional shares from us at the public offering price less the underwriting discount. The underwriters may exercise this option during a period of 30 days after the date of this prospectus supplement solely to cover any over-allotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional common shares in approximately the same proportion as reflected in the above table.

Commissions and Discounts

The underwriters propose to offer the shares of common stock directly to the public at the public offering price on the cover of this prospectus supplement and to certain dealers at such offering price less a selling concession not in excess of $         per share. The underwriters may allow, and such dealers may re-allow, a concession not in excess of $         per share to other dealers. If all of the shares are not sold at the public offering price, the representatives of the underwriters may change the public offering price and the other selling terms. KeyBanc Capital Markets Inc. has advised us that the underwriters do not intend sales to discretionary accounts to exceed 5% of the total number of shares offered by them.

The following table shows the per share and total underwriting discount that we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option to purchase additional shares.

	Per Share	Total Without Option Exercised	Total With Option Exercised
Public offering price	$	$	$
Underwriting discount payable by us	$	$	$
Proceeds (before expenses) to us	$	$	$

We estimate that the total expenses related to this offering payable by us, excluding underwriting discounts and commissions, will be approximately $        .

Lock-up Agreements

We and our executive officers and directors have agreed with the underwriters, for a period of 90 days after the date of this prospectus supplement, subject to certain exceptions, not to offer, sell, hedge, or otherwise dispose of any of our common stock or any securities convertible into or exchangeable for our common stock, without the prior written consent of KeyBanc Capital Markets Inc. As of January 27, 2012, 9,462,741 shares of our common stock were beneficially owned by our executive officers and directors. However, KeyBanc Capital Markets Inc. may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to these lock-up agreements. When determining whether to release securities from the lock-up agreements, KeyBanc Capital Markets Inc. may consider, among other factors, market conditions at the time, the number of securities for which the release is requested, and the stockholder’s reason for requesting the release. Notwithstanding the foregoing, if, under certain circumstances during the term of this lock-up, we issue an earnings release or announce that we will release earnings or material news or a material event regarding our company occurs, then the lock-up period will continue to apply until the expiration of the 18-day period beginning on the date of issuance of the earnings release or the occurrence of the material news or material event.

Stabilization, Short Positions and Penalty Bids

The representatives may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales, and penalty bids or purchases for the purpose of pegging, fixing, or maintaining the price of our common stock, in accordance with Regulation M under the Exchange Act:

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

A short position involves a sale by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase in the offering, which creates the syndicate short position. This short position may be either a covered short position or a naked short position. In a covered short position, the number of shares involved in the sales made by the underwriters in excess of the number of shares they are obligated to purchase is not greater than the number of shares that they may purchase by exercising their option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares in their option to purchase additional shares. The underwriters may close out any covered short position by either exercising their option to purchase additional shares and/or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through their option to purchase additional shares. The underwriters may close out any naked short position by purchasing shares in the open market using these same criteria. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

•

Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions, and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NASDAQ Global Market or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make representation that the representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Passive Market Making

In connection with this offering, some of the underwriters may also engage in passive market making transactions in our common stock on the NASDAQ Global Market, prior to the pricing and completion of this offering. Passive market making consists of displaying bids on the NASDAQ Global Market no higher than the bid prices of independent market makers and making purchases at prices no higher than those independent bids and effected in response to order flow. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker’s average daily trading volume in the common stock during a specified period and must be discontinued when that limit is reached. Passive market making may cause the price of our common stock to be higher than the price that otherwise would exist in the open market in the absence of those transactions. If the underwriters commence passive market making transactions, they may discontinue them at any time.

Electronic Distributions

This prospectus supplement and the accompanying prospectus may be made available in electronic format on the Internet or through other online services maintained by one or more of the underwriters participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.

Other than this prospectus supplement and the accompanying prospectus in electronic format, the information on any underwriter’s website and any information contained in any other website maintained by an underwriter is not part of this prospectus supplement and the accompanying prospectus or the registration statement of which this prospectus supplement and the accompanying prospectus forms a part, has not been approved and/or endorsed by us or any underwriter in its capacity as underwriter, and should not be relied upon by investors.

Conflicts of Interest

Certain of the underwriters and their respective affiliates perform various financial advisory, investment banking and commercial banking services from time to time for us and our affiliates, for which they received or will receive customary fees and expense reimbursement. In particular, affiliates of KeyBanc Capital Markets Inc. are lenders under our senior credit facility and may receive a portion of the proceeds from this offering. Because we may use net proceeds from this offering to reduce indebtedness owed by us under our senior credit facility, each of the underwriters whose affiliates will receive at least 5% of the net proceeds of this offering pursuant to borrowings under our senior credit facility is considered by the Financial Industry Regulatory Authority, or FINRA, to have a conflict of interest in regards to this offering. However, no qualified independent underwriter is needed for this offering because there is a “bona fide public market” for our common stock as defined in NASD Conduct Rule 2720(f)(3). Affiliates of KeyBanc Capital Markets Inc. are also lenders under our second lien term loan. The underwriters and their affiliates may provide similar services in the future.

LEGAL MATTERS

The validity of the issuance of the shares of common stock to be sold in this offering will be passed upon for us by Fulbright & Jaworski L.L.P., Houston, Texas. Vinson & Elkins, L.L.P., Houston, Texas, will act as counsel to the underwriters.

EXPERTS

The consolidated financial statements of Rex Energy Corporation as of December 31, 2010 and 2009, and for each of the years in the three-year period ended December 31, 2010, have been incorporated in this prospectus in reliance upon the report of Malin, Bergquist & Company, LLP, an independent registered public accounting firm, incorporated by reference in this prospectus in reliance upon the authority of such firm as experts in accounting and auditing.

The information contained in or incorporated by reference in this prospectus supplement as of December 31, 2010 and December 31, 2011 relating to our estimated quantities of our proved reserves and future revenue is derived from reports prepared by Netherland, Sewell & Associates, Inc., independent petroleum engineers, as stated in their reports with respect thereto. This information is included or incorporated in this prospectus supplement in reliance upon the authority of said firm as experts with respect to the matters covered by their reports and the giving of their reports.

GLOSSARY OF OIL AND GAS TERMS

The following is a description of the meanings of some of the oil and gas industry terms used in this prospectus supplement, the accompanying prospectus, and the documents we incorporate by reference into this prospectus supplement and the accompanying prospectus:

Basin. A large natural depression on the earth’s surface in which sediments accumulate.

Bbl. One stock tank barrel, of 42 U.S. gallons liquid volume, of crude oil.

Bcf. Billion cubic feet of gas.

Bcfe. Billion cubic feet equivalent, determined using the ratio of six Mcf of gas to one Bbl of crude oil, condensate or gas liquids.

Btu or British Thermal Unit. The quantity of heat required to raise the temperature of one pound of water by one degree Fahrenheit.

Completion. The installation of permanent equipment for the production of oil or gas.

Development or Developmental well. A well drilled within the proved boundaries of an oil or gas reservoir with the intention of completing the stratigraphic horizon known to be productive.

Dry hole. A well found to be incapable of producing hydrocarbons in sufficient quantities such that proceeds from the sale of such production exceed production expenses, taxes and the royalty burden.

Exploitation. A drilling or other project which may target proven or unproven reserves (such as probable or possible reserves), but generally is expected to have lower risk.

Exploration or Exploratory well. A well drilled to find and produce oil or gas reserves not classified as proved, to find a new reservoir in a field previously found to be productive of oil or gas in another reservoir or to extend a known reservoir.

Field. An area consisting of either a single reservoir or multiple reservoirs, all grouped on or related to the same individual geological structural feature and/or stratigraphic condition.

Gross acres or gross wells. The total acres or wells, as the case may be, in which a working interest is owned.

Horizontal drilling. A drilling operation in which a portion of the well is drilled horizontally within a productive or potentially productive formation. This operation usually yields a well which has the ability to produce higher volumes than a vertical well drilled in the same formation.

Injection well or Injection. A well which is used to place liquids or gases into the producing zone during secondary/tertiary recovery operations to assist in maintaining reservoir pressure and enhancing recoveries from the field.

Lease operating expenses. The expenses of lifting oil or gas from a producing formation to the surface, and the transportation and marketing thereof, constituting part of the current operating expenses of a working interest, and also including labor, superintendence, supplies, repairs, short-lived assets, maintenance, allocated overhead costs, ad valorem taxes and other expenses incidental to production, but excluding lease acquisition or drilling or completion expenses.

MBbls. One thousand barrels of crude oil or other liquid hydrocarbons.

Mcf. One thousand cubic feet of natural gas.

Mcfd. One thousand cubic feet of natural gas per day.

MMBbls. One million barrels of oil or other liquid hydrocarbons.

MMBOE. One million barrels of oil equivalent.

MMBtu. One million British thermal units.

MMcf. One million cubic feet of gas.

MMcfe. One million cubic feet equivalent, determined using the ratio of six Mcf of gas to one Bbl of oil, condensate or gas liquids.

Net acres or net wells. The sum of the fractional working interests owned in gross acres or wells, as the case may be.

NGL. Natural gas liquid.

PV-10 or present value of estimated future cash flows. An estimate of the present value of the estimated future cash flows from proved oil and gas reserves at a date indicated after deducting estimated production and ad valorem taxes, future capital costs and operating expenses, but before deducting any estimates of federal income taxes. The estimated future cash flows are discounted at an annual rate of 10%, in accordance with the Securities and Exchange Commission’s practice, to determine their “present value”. The present value is shown to indicate the effect of time on the value of the revenue stream and should not be construed as being the fair market value of the properties. Estimates of future cash flows are made using oil and gas prices and operating costs at the date indicated and held constant for the life of the reserves.

Primary recovery. The period of production in which oil and natural gas is produced from its reservoir through the wellbore without enhanced recovery technologies, such as water floods or ASP floods.

Productive well. A well that is found to be capable of producing hydrocarbons in sufficient quantities such that proceeds from the sale of such production exceed production expenses and taxes.

Prospect. A specific geographic area which, based on supporting geological, geophysical or other data and also preliminary economic analysis using reasonably anticipated prices and costs, is deemed to have potential for the discovery of commercial hydrocarbons.

Proved developed non-producing reserves. Proved developed reserves expected to be recovered from zones behind casing in existing wells.

Proved developed producing reserves. Proved developed reserves that are expected to be recovered from completion intervals currently open in existing wells and capable of production to market.

Proved developed reserves. Proved reserves that can be expected to be recovered from existing wells with existing equipment and operating methods.

Proved reserves. The estimated quantities of oil, gas and gas liquids that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions.

Proved undeveloped reserves. Proved reserves that are expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major expenditure is required for recompletion.

Recompletion. The addition of production from another interval or formation in an existing wellbore.

Reserve life index. This index is calculated by dividing year-end proved reserves by the average production during the past year to estimate the number of years of remaining production.

Reservoir. A porous and permeable underground formation containing a natural accumulation of producible oil and/or gas that is confined by impermeable rock or water barriers and is individual and separate from other reservoirs.

Secondary recovery. An artificial method or process used to restore or increase production from a reservoir after the primary production by the natural producing mechanism and reservoir pressure has experienced partial depletion. Gas injection and waterflooding are examples of this technique.

Tertiary recovery. The third stage of hydrocarbon production during which sophisticated techniques that alter the original properties of the oil are used. Chemical flooding (including ASP flooding), miscible displacement and thermal flooding are examples of this technique.

Undeveloped acreage. Lease acreage on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil or gas regardless of whether or not such acreage contains proved reserves.

Waterflooding. A secondary recovery operation in which water is injected into the producing formation in order to maintain reservoir pressure and force oil toward and into the producing wells.

Working interest. The operating interest that gives the owner the right to drill, produce and conduct operating activities on the property and receive a share of production.

Workover. Operations on a producing well to restore or increase production.

PROSPECTUS

$250,000,000

Rex Energy Corporation

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission using a “shelf” registration process. We may offer and sell any combination of our debt securities, common stock, preferred stock, and warrants described in this prospectus in one or more offerings from time to time and at prices and on terms to be determined at or prior to the time of the applicable offering. Our obligations under debt securities we issue may also be guaranteed by certain of our subsidiaries on terms to be determined at the time of offering. The aggregate initial offering price of all securities sold under this prospectus will not exceed $250,000,000. We may offer and sell these securities to or through one or more underwriters, dealers, and agents, or directly to purchasers, on a continuous or delayed basis. If any agents or underwriters are involved in the sale of any of these securities, the applicable prospectus supplement will provide the names of the agents or underwriters and any applicable fees, commissions or discounts.

This prospectus describes the general terms of these securities. The specific terms of the securities and the specific manner in which we will offer and sell them will be contained in a prospectus supplement. The prospectus supplement may also add, update, or change information contained in this prospectus.

We encourage you to carefully review and consider this prospectus and any prospectus supplement before investing in our securities. We also encourage you to read the documents we have referred you to in the “Where You Can Find More Information” section of this prospectus for information on us and for our financial statements. This prospectus may not be used to consummate sales of our securities unless accompanied by a prospectus supplement.

Our common stock is traded on the NASDAQ Global Market under the symbol “REXX”. On June 3, 2011, the last reported sale price of our common stock on the NASDAQ Global Market was $12.24.

Investing in the securities we may offer involves various risks. See the section entitled “Forward-Looking Statements” on page 3 and “Risk Factors” on page 2 and contained in our filings made with the Securities and Exchange Commission. Additional risks associated with an investment in our company, as well as with the particular types of securities, will be described in the related prospectus supplement and in our periodic reports filed from time to time with the Securities and Exchange Commission.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is June 15, 2011.

The registration statement containing this prospectus, including the exhibits to the registration statement, provides additional information about us and the securities offered under this prospectus. The registration statement, including the exhibits and the documents incorporated herein by reference, can be read on the Securities and Exchange Commission website or at the Securities and Exchange Commission offices described under the heading “Where You Can Find More Information.”

ABOUT THIS PROSPECTUS

This prospectus is a part of a registration statement that we filed with the Securities and Exchange Commission (the “SEC”) utilizing a “shelf” registration process. Under this shelf registration process, we may sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of $250,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities under this shelf registration, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described below under the headings “Where You Can Find More Information” and “Incorporation by Reference of Certain Documents.”

We have not authorized any dealer, salesman or other person to give any information or to make any representation other than those contained or incorporated by reference in this prospectus and the accompanying supplement to this prospectus. You should not rely upon any information or representation not contained or incorporated by reference in this prospectus or the accompanying prospectus supplement. This prospectus and the accompanying supplement to this prospectus do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the registered securities to which they relate, nor do this prospectus and the accompanying supplement to this prospectus constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. You should not assume that the information contained in this prospectus and the accompanying prospectus supplement is accurate on any date subsequent to the date set forth on the front of the document or that any information we have incorporated by reference is correct on any date subsequent to the date of the document incorporated by reference, even though this prospectus and any accompanying prospectus supplement is delivered or securities are sold on a later date.

ABOUT REX ENERGY CORPORATION

Rex Energy Corporation is an independent oil and gas company with operations focused on the Illinois, Appalachian and Denver-Julesburg (“DJ”) Basins. We have pursued a balanced growth strategy of exploiting our sizeable inventory of lower risk developmental drilling locations, pursuing our higher potential exploration drilling prospects and actively seeking to acquire complementary oil and natural gas properties.

We refer to certain companies—Douglas Oil & Gas Limited Partnership, Douglas Westmoreland Limited Partnership, Midland Exploration Limited Partnership, New Albany-Indiana, LLC, PennTex Resources, L.P., PennTex Resources Illinois, Inc., Rex Energy Limited Partnership, Rex Energy II Limited Partnership, Rex Energy III LLC, Rex Energy IV, LLC, Rex Energy II Alpha Limited Partnership, Rex Energy Operating Corp. and Rex Energy Royalties Limited Partnership—collectively as the “Predecessor Companies.”

Simultaneously with the consummation of our initial public offering of common stock in July 2007, through a series of mergers and reorganization transactions, which we refer to as the “Reorganization Transactions,” Rex Energy Corporation acquired all of the outstanding equity interests of the Predecessor Companies. Unless otherwise indicated, all references to “Rex Energy Corporation,” “Company,” “our,” “we,” “us” and similar terms refer to Rex Energy Corporation and subsidiaries together with the Predecessor Companies, after giving effect to the Reorganization Transactions.

We are headquartered in State College, Pennsylvania, and have regional offices in Bridgeport, Illinois, Butler, Pennsylvania and Englewood, Colorado.

RISK FACTORS

An investment in our securities involves a high degree of risk. Before making a decision about investing in our securities, you should carefully consider the specific risks set forth under the caption “Risk Factors” in the applicable prospectus supplement and under the caption “Risk Factors” in any of our filings with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), incorporated by reference herein, before making an investment decision. For more information, see “Where You Can Find More Information.”

FORWARD-LOOKING STATEMENTS

This prospectus may contain forward-looking statements within the meaning of sections 27A of the Securities Act of 1933, as amended (the “Securities Act”), and 21E of the Exchange Act. All statements other than statements of historical facts included in this prospectus, including but not limited to, statements regarding our future financial position, business strategy, budgets, projected costs, savings and plans and objectives of management for future operations, are forward-looking statements. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe” or “continue” or the negative thereof or variations thereon or similar terminology.

These forward-looking statements are subject to numerous assumptions, risks and uncertainties. Factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by us in those statements include, among others, the following:

•	uncertainties regarding the economic conditions in the United States and globally;

•	domestic and global demand for oil and natural gas;

•	volatility in the prices we receive for our oil and natural gas;

•	the effects of government regulation, permitting and other legal requirements;

•	the quality of our properties with regard to, among other things, the existence of reserves in economic quantities;

•	uncertainties about the estimates of our oil and natural gas reserves;

•	our ability to increase our production and oil and natural gas income through exploration and development;

•	our ability to successfully apply horizontal drilling techniques and tertiary recovery methods;

•	the number of well locations to be drilled, the cost to drill and the time frame within which they will be drilled;

•	drilling and operating risks;

•	the availability of equipment, such as drilling rigs and transportation pipelines;

•	changes in our drilling plans and related budgets;

•	the adequacy of our capital resources and liquidity including, but not limited to, access to additional borrowing capacity;

•	uncertainties associated with our legal proceedings and their outcomes; and

•	other factors discussed under “Risk Factors” in Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2010 filed with the SEC.

Because such statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by the forward-looking statements. You are cautioned not to place undue reliance on such statements which speak only as of the date of this prospectus. Unless otherwise required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-3 under the Securities Act with respect to the securities being offered under this prospectus. This prospectus, which forms part of the registration statement, does not contain all of the information in the registration statement. We have omitted certain parts of the registration statement, as permitted by the rules and regulations of the SEC. For further information regarding us and our securities, please see the registration statement and our other filings with the SEC, including our annual, quarterly, and current reports and proxy statements, which you may read and copy at the Public Reference Room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information about the Public Reference Room by calling the SEC at 1-800-SEC-0330. Our public filings with the SEC are also available to the public on the SEC’s Internet website at www.sec.gov. Our Internet website address is www.rexenergy.com. The information on, or accessible through, our website that is not specifically incorporated by reference herein is not part of this prospectus.

We furnish holders of our common stock with annual reports containing audited financial statements prepared in accordance with accounting principles generally accepted in the United States following the end of each fiscal year. We file reports and other information with the SEC pursuant to the reporting requirements of the Exchange Act.

Descriptions in this prospectus of documents are intended to be summaries of the material, relevant portions of those documents, but may not be complete descriptions of those documents. For complete copies of those documents, please refer to the exhibits to the registration statement and other documents filed by us with the SEC.

INCORPORATION BY REFERENCE OF CERTAIN DOCUMENTS

The SEC allows us to “incorporate by reference” the information we have filed with the SEC, which means that we can disclose important information to you without actually including the specific information in this prospectus by referring you to those documents. The information incorporated by reference is an important part of this prospectus and later information that we file with the SEC will automatically update and supersede this information. Therefore, before you decide to invest in a particular offering of securities under this shelf registration, you should always check for reports we may have filed with the SEC after the date of this prospectus. We incorporate by reference into this prospectus the documents listed below, all filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) after the date of the initial registration statement and prior to effectiveness of the registration statement and any future filings we make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act until the applicable offering under this prospectus and any prospectus supplement is terminated, other than information furnished to the SEC under Item 2.02 or 7.01 of Form 8-K and which is not deemed filed under the Exchange Act and is not incorporated in this prospectus:

•	Our Annual Report on Form 10-K for the year ended December 31, 2010;

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2011;

•	Our Current Reports on Form 8-K filed with the SEC on February 2, 2011, February 16, 2011, March 8, 2011, March 17, 2011, March 25, 2011, May 17, 2011 and May 19, 2011; and

•

The description of our common stock, $0.001 par value per share, contained in our Registration Statement on Form 8-A dated July 20, 2007, including any amendment or report filed to update such description.

We will provide, without charge, to each person, including any beneficial owner, to whom a copy of this prospectus has been delivered, upon written or oral request of such person, a copy of any or all of the documents incorporated by reference herein (other than certain exhibits to such documents not specifically incorporated by reference). Requests for such copies should be directed to:

Rex Energy Corporation

Attn: Corporate Secretary

476 Rolling Ridge Drive, Suite 300

State College, Pennsylvania 16801

(814) 278-7267

RATIO OF EARNINGS TO FIXED CHARGES

The following table shows our historical ratio of earnings to fixed charges for the periods indicated. Our ratio of earnings to fixed charges for each of the periods set forth below has been computed on a consolidated basis and should be read in conjunction with our consolidated financial statements, including the notes to those financial statements, and other information set forth in the reports we have filed with the SEC. For purposes of determining the ratio of earnings to fixed charges, “earnings” consist of income from continuing operations before income taxes plus fixed charges (excluding interest capitalized). “Fixed charges” represent interest incurred, amortization of debt expenses, and that portion of rental expense on operating leases deemed to be the equivalent of interest.

Three Months Ended March 31, 2011	Year Ended December 31,
	2010	2009	2008	2007	2006
— (a)	10.6X	— (b)	— (c)	— (d)	1.5X

(a)	Earnings were inadequate to cover fixed charges for the three months ended March 31, 2011 by approximately $11.9 million.

(b)	Earnings were inadequate to cover fixed charges for the year ended December 31, 2009 by approximately $27.5 million.

(c)	Earnings were inadequate to cover fixed charges for the year ended December 31, 2008 by approximately $50.4 million.

(d)	Earnings were inadequate to cover fixed charges for the year ended December 31, 2007 by approximately $22.9 million.

USE OF PROCEEDS

Unless we inform you otherwise in an applicable prospectus supplement, we will use the net proceeds from the sale of the securities offered under this prospectus for capital expenditures, working capital, acquisitions, repayment or refinancing of indebtedness, investments in our subsidiaries, or other general corporate purposes. Pending any specific application, we may initially invest funds in short-term marketable securities or apply them to the reduction of short-term indebtedness.

PLAN OF DISTRIBUTION

We may use this prospectus and any accompanying prospectus supplement to sell our securities from time to time as follows:

•	directly to purchasers;

•	through agents;

•	through underwriters;

•	through dealers;

•	through a combination of these methods; and

•	through any other method permitted by applicable law.

We, or agents designated by us, may directly solicit, from time to time, offers to purchase our securities. Any such agent may be deemed to be an underwriter as that term is defined in the Securities Act. We will name the agents involved in the offer or sale of our securities and describe any commissions payable by us to these agents in the applicable prospectus supplement. Unless otherwise indicated in the applicable prospectus supplement, these agents will be acting on a best efforts basis for the period of their appointment. The agents may be entitled under agreements, which may be entered into with us, to indemnification by us against specific liabilities, including liabilities under the Securities Act. The agents may also be our customers or may engage in transactions with or perform services for us in the ordinary course of business.

If we utilize any underwriters in the sale of our securities in respect of which this prospectus is delivered, we will enter into an underwriting agreement with those underwriters at the time of sale to them. We will set forth the names of these underwriters and the terms of the transaction in the applicable prospectus supplement, which will be used by the underwriters to make resales of our securities in respect of which this prospectus is delivered to the public. In connection with the sale of our common stock, we, or the purchasers of our common stock for whom the underwriters may act as agent, may compensate the underwriters in the form of underwriting discounts or commissions. The underwriters may sell our common stock to or through dealers, and the underwriters may compensate those dealers in the form of discounts, concessions or commissions. We may indemnify the underwriters under the relevant underwriting agreement against specific liabilities, including liabilities under the Securities Act. The underwriters may also be our customers or may engage in transactions with or perform services for us in the ordinary course of business.

If we utilize a dealer in the sale of our securities in respect of which this prospectus is delivered, we will sell the securities to the dealer, as principal. The dealer may then resell the securities to the public at varying prices to be determined by the dealer at the time of resale. We may indemnify the dealer against specific liabilities, including liabilities under the Securities Act. The dealer may also be our customer or may engage in transactions with or perform services for us in the ordinary course of business.

To the extent that we make sales through one or more underwriters or agents in at-the-market offerings, we will do so pursuant to the terms of a sales agency financing agreement or other at-the-market offering arrangement between us and the underwriters or agents. If we engage in at-the-market sales pursuant to any such agreement, we will issue and sell our securities through one or more underwriters or agents, which may act on an agency basis or on a principal basis. During the term of any such agreement, we may sell securities on a daily basis in exchange transactions or otherwise as we agree with the underwriters or agents. The agreement will provide that any securities sold will be sold at prices related to the then prevailing market prices for our securities. Therefore, exact figures regarding proceeds that will be raised or commissions to be paid cannot be determined at this time. Pursuant to the terms of the agreement, we also may agree to sell, and the relevant underwriters or agents may agree to solicit offers to purchase, blocks of our common stock or other securities.

The terms of each such agreement will be set forth in more detail in the applicable prospectus supplement. In the event that any underwriter or agent acts as principal, or broker-dealer acts as underwriter, it may engage in certain transactions that stabilize, maintain, or otherwise affect the price of our securities. We will describe any such activities in the prospectus supplement relating to the transaction.

The place and time of delivery for our securities in respect of which this prospectus is delivered will be set forth in the applicable prospectus supplement.

DESCRIPTION OF DEBT SECURITIES AND GUARANTEES

We may issue debt securities from time to time in one or more series. The debt securities will be our direct obligations and may be guaranteed by certain of our subsidiaries, as determined on a case by case basis for each series of debt securities. The debt securities will be either senior debt securities or subordinated debt securities. The debt securities will be issued under one or more separate indentures between us and the trustee named in the indenture. Senior debt securities will be issued under a senior indenture and subordinated debt securities will be issued under a subordinated indenture. The prospectus supplement relating to a particular issue of debt securities will describe the terms of those debt securities and the related indenture, which may include (without limitation) the following:

•	the title, ranking and series of the debt securities, including, as applicable, whether the debt securities are convertible or exchangeable for other securities;

•	the subordination, if any, of the debt securities of the series pursuant to the indenture;

•	any limit on the aggregate principal amount of the debt securities;

•	the price or prices at which the debt securities will be issued;

•	the maturity date or dates, or the method of determining the maturity date or dates, of the debt securities;

•	the interest rate or rates (which may be fixed or variable) per annum of the debt securities or the method of determining the interest rate or rates of the debt securities;

•

if applicable, the date or dates from which interest on the debt securities will accrue or the method or methods by which the date or dates are to be determined, the interest payment dates, the date or dates on which payment of interest will commence and the regular record dates for such interest payment dates;

•

if applicable, the date after which and the price or prices at which the debt securities may, pursuant to any optional redemption provisions, be redeemed at our option or at the option of the holders of the debt securities and the other detailed terms and provisions of such optional redemption;

•

the extent to which any of the debt securities will be issuable in temporary or permanent global form and, if so, the identity of the depositary for the global debt security, or the manner in which any interest payable on a temporary or permanent global debt security will be paid;

•

if the debt securities are to be guaranteed by any guarantors, the names of any guarantors of the debt securities and the terms of the guarantees including any deletions from, or modifications of or additions to, the provisions in the indentures related thereto;

•	the denomination or denominations of debt securities;

•

whether the debt securities will be issued in registered or bearer form or both and, if in bearer form, the related terms and conditions and any limitations on issuance of these bearer debt securities (including exchange for registered debt securities of the same series);

•	information with respect to book-entry procedures;

•	whether any of the debt securities will be issued as original issue discount securities;

•	each office or agency where, subject to the terms of the indenture, the debt securities may be presented for registration of transfer or exchange;

•

if other than the U.S. dollar, the currencies or currency units in which the debt securities are issued and in which the principal of, premium and interest, if any, on, and additional amounts, if any, in respect of the debt securities will be payable;

•	if other than the trustee, the identity of each security registrar, paying agent, and authenticating agent; and

•	any other terms or conditions of the debt securities.

Guarantees

The debt securities of any series may be guaranteed by one or more of our subsidiaries. However, the indentures do not require that any of our subsidiaries be a guarantor of any series of debt securities and permit the guarantors for any series of guaranteed debt securities to be different from any other series of guaranteed debt securities. As a result, a series of debt securities may not have any guarantors and the guarantors of any series of guaranteed debt securities may differ from the guarantors of any other series of guaranteed debt securities. If we issue a series of guaranteed debt securities, the identity of the specific guarantors of the debt securities of that series will be indentified in the applicable prospectus supplement.

We encourage you to carefully review and consider the complete indenture applicable to each series of the debt securities before investing.

DESCRIPTION OF CAPITAL STOCK

The following is a summary description of the rights of our common stock and preferred stock and related provisions of our amended and restated certificate of incorporation and our amended and restated bylaws. The following description of our capital stock is intended as a summary only and is qualified in its entirety by reference to our amended and restated certificate of incorporation and our amended and restated bylaws, which are filed as exhibits to the registration statement, of which this prospectus forms a part, and to the applicable provisions of Delaware law.

Common Stock

Our amended and restated certificate of incorporation authorizes 100,000,000 shares of common stock, par value $0.001 per share. As of May 25, 2011, we had 44,348,964 shares of common stock outstanding. Each share of our common stock entitles its holder to one vote on all matters to be voted on by the stockholders. Except for the election of directors, which is determined by a plurality vote, and unless otherwise required by Delaware law, all matters to be voted on by stockholders must be approved by a majority of the votes entitled to be cast by the holders of our common stock present in person or represented by proxy, voting as a single class. Except as otherwise provided by law or in our amended and restated certificate of incorporation, and subject to any voting rights granted to holders of any outstanding preferred stock and the powers of our board of directors to amend our amended and restated bylaws, amendments to our amended and restated certificate of incorporation and our amended and restated bylaws must be approved by a majority of the votes entitled to be cast by the holders of our common stock, voting as a single class. Holders of our common stock are not entitled to cumulate their votes in the election of directors. Each of our directors will be elected annually by our stockholders voting as a single class. Holders of our common stock are not entitled to preemptive rights and our common stock is not subject to redemption or conversion. There are no redemption or sinking fund provisions applicable to our common stock. Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of our common stock are entitled to receive dividends out of assets legally available at the time if, as and when declared by our board of directors. Upon the liquidation, dissolution or winding-up of the Company, the holders of our common stock are entitled to share in all assets remaining after payment of all our debts and other liabilities and the liquidation preferences of any outstanding preferred stock. All shares of our common stock currently outstanding are fully paid and non-assessable.

Preferred Stock

Our amended and restated certificate of incorporation authorizes 100,000 shares of preferred stock, par value $0.001 per share. As of May 25, 2011, we had no shares of preferred stock outstanding. Our board of directors has the authority, without action by our stockholders, to designate and issue our preferred stock in one or more series and to designate the rights, preferences and privileges of each series, which may be greater than the rights of our common stock. It is not possible to state the actual effect of the issuance of any shares of our preferred stock upon the rights of holders of our common stock until our board of directors determines the specific rights of the holders of our preferred stock. However, the effects might include, among other things, restricting dividends on our common stock, diluting the voting power of our common stock, impairing the liquidation rights of our common stock, or delaying or preventing a change in control of the Company without further action by our stockholders. There are currently no shares of our preferred stock outstanding.

Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws

Certain provisions of Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws contain provisions that could have the effect of delaying, deferring or discouraging another party from acquiring control of the Company. These provisions, which are summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of the Company to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire the Company because negotiation of these proposals could result in an improvement of their terms.

Delaware Law

We are subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, those provisions prohibit a Delaware corporation from engaging in any business combination with any stockholder who owns 15% or more of our outstanding voting stock (as well as affiliates and associates of such stockholders) for a period of three years following the date that the stockholder became an interested stockholder, unless:

•	the transaction is approved by the board before the date the interested stockholder acquired the stock;

•

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding those shares owned by various employee benefit plans or persons who are directors and also officers; or

•

on or after the date the stockholder acquired the stock, the business combination is approved by the board and authorized at a meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines “business combination” to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•

any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by any of these entities or persons.

A Delaware corporation may opt out of this provision either with an express provision in its original certificate of incorporation or in an amendment to its certificate of incorporation or bylaws approved by its stockholders. However, we have not opted out, and do not currently intend to opt out, of this provision. The statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire the Company.

Charter and Bylaws

In addition, some provisions of our amended and restated certificate of incorporation and our amended and restated bylaws may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might deem to be in the stockholders’ best interest. The existence of these provisions could limit the price that investors might be willing to pay in the future for shares of our common stock.

Authorized but unissued shares. The authorized but unissued shares of our common stock and preferred stock are available for future issuance without stockholder approval. These additional shares may be used for a variety of corporate purposes, such as for additional public offerings, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could render more difficult or discourage an attempt to obtain control of the Company by means of a proxy contest, tender offer, merger or otherwise.

Amendment to bylaws. Our board of directors is authorized to make, alter or repeal our amended and restated bylaws without further stockholder approval.

Advance notice of director nominations and matters to be acted upon at meetings. Our amended and restated bylaws contain advance notice requirements for nominations for directors to our board of directors and for proposing matters that can be acted upon by stockholders at stockholder meetings.

Limitation on Liability and Indemnification Matters

Our amended and restated certificate of incorporation limits the liability of directors to the fullest extent permitted by Delaware law. The effect of these provisions is to eliminate our rights and those of our stockholders, through stockholders’ derivative suits on behalf of the Company, to recover monetary damages against a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. But exculpation does not apply if the directors acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper benefit from their actions as directors. In addition, our amended and restated bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

There is no currently pending material litigation or proceeding involving any of our directors or officers for which indemnification is sought.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is ComputerShare Investor Services, LLC.

Listing

Our common shares are listed on the NASDAQ Global Market under the symbol “REXX”.

DESCRIPTION OF WARRANTS

We may issue warrants for the purchase of debt securities, preferred stock or common stock. Warrants may be issued independently or together with any of the debt securities, preferred stock or common stock offered by a prospectus supplement, and may be attached to or separate from those offered securities. Each series of warrants will be issued under separate warrant agreements to be entered into between the Company and a bank or trust company, as warrant agent (the “Warrant Agent”), all as further set forth in the prospectus supplement relating to the particular issue of warrants. The Warrant Agent will act solely as an agent of the Company in connection with the warrant certificates and will not assume any obligation or relationship of agency or trust for or with any holders of warrant certificates or beneficial owners of warrants. A copy of the form of warrant agreement, including the form of warrant certificate representing a series of warrants, will be filed with the SEC in connection with the offering of a particular series of warrants. We encourage you to carefully review and consider the complete provisions of the warrant agreements and warrant certificates before investing in our warrants.

Warrants to Purchase Debt Securities

The prospectus supplement relating to a particular issue of warrants to purchase debt securities will describe the terms of those warrants, which may include (without limitation) the following:

•	the title of the warrants;

•	the aggregate number of the warrants;

•	the offering price for the warrants, if any, and the currency or currency units in which the offering price and the exercise price are payable;

•	the dates on which the right to exercise the warrants will commence and expire;

•	if applicable, the minimum or maximum amount of the warrants that may be exercised at any one time;

•	if applicable, the designation and terms of the debt securities with which the warrants are issued and the number of warrants issued with each debt security;

•	the designation, principal amount, and terms of debt securities that may be purchased upon exercise of a warrant and the price at which the debt securities may be purchased upon exercise;

•	if applicable, the date from and after which the warrants and any debt securities issued with them will be separately transferable;

•	whether the warrants represented by the warrant certificates or debt securities that may be issued upon exercise of the warrants will be issued in registered or bearer form;

•	information relating to book-entry procedures, if any;

•	anti-dilution provisions of the warrants, if any;

•	redemption or call provisions, if any, applicable to the warrants; and

•	any additional terms of the warrants.

Warrants to Purchase Capital Stock

The prospectus supplement relating to a particular issue of warrants to purchase preferred stock or common stock will describe the terms of those warrants, which may include (without limitation) the following:

•	the title of the warrants;

•	the aggregate number of the warrants;

•	the offering price for the warrants, if any, and the currency or currency units in which the offering price and the exercise price are payable;

•	the dates on which the right to exercise the warrants commence and expire;

•	if applicable, the minimum or maximum amount of the warrants that may be exercised at any one time;

•	if applicable, the designation and terms of the preferred stock or common stock with which the warrants are issued and the number of warrants issued with each security;

•	if applicable, the date from and after which the warrants and any preferred stock or common stock issued with the warrants will be separately transferable;

•

the number of shares of preferred stock or common stock that may be purchased upon exercise of a warrant and the price at which the shares of preferred stock or common stock may be purchased upon exercise;

•	antidilution provisions of the warrants, if any;

•	redemption or call provisions, if any, applicable to the warrants; and

•	any additional terms of the warrants.

LEGAL MATTERS

In connection with particular offerings of our securities in the future, and if stated in the applicable prospectus supplement, the validity of those securities may be passed upon for us by Fulbright & Jaworski L.L.P., Houston, Texas, and for any agents, underwriters, or dealers by counsel named in the applicable prospectus supplement.

EXPERTS

The consolidated financial statements of Rex Energy Corporation as of December 31, 2010 and 2009, and for each of the years in the three-year period ended December 31, 2010, have been incorporated in this prospectus in reliance upon the report of Malin, Bergquist & Company, LLP, an independent registered public accounting firm, incorporated by reference in this prospectus in reliance upon the authority of such firm as experts in accounting and auditing.

The information incorporated by reference in this prospectus as of December 31, 2010 relating to our estimated quantities of our proved reserves and future revenue is derived from a report prepared by Netherland, Sewell & Associates, Inc., independent petroleum engineers, as stated in their report with respect thereto. This information is incorporated in this prospectus in reliance upon the authority of said firm as experts with respect to the matters covered by their report and the giving of their report.

REX ENERGY CORPORATION

Common Stock

KeyBanc Capital Markets

January     , 2012